TECHNICAL REPORT
ON THE
TAYOLTITA, SANTA RITA AND SAN ANTONIO MINES
DURANGO, MEXICO
FOR
GOLDCORP INC.
AND
MALA NOCHE RESOURCES CORP.

Velasquez Spring, P.Eng.
Senior Geologist

and

Gordon Watts, P.Eng.
Senior Associate Mineral Economist

June 1, 2010 Toronto, Canada

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(continued)

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(continued)

LIST OF TABLES

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(continued)

LIST OF FIGURES

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1. SUMMARY

Desarollos Mineros San Luis S.A. ("DMSL"), a subsidiary of Luismin S.A. de C.V. (“Luismin”), which is a subsidiary of Goldcorp Inc. ("Goldcorp") has recently entered into an Agreement with Mala Noche Resources Corp. ("Mala Noche") for the sale of their mining operations at San Dimas, Durango, Mexico. The sale would include the mines and mill at San Dimas and all attached facilities and equipment including the Twin Otter and helicopter aircrafts that are used in support of the San Dimas operations; the newly finished Las Truchas hydroelectric generation project, the nearby, small, former underground Ventanas Project; and the rights to the name "Luismin". Together these assets are referred to as the "San Dimas Assets".

Under the Agreement Mala Noche's Mexican subsidiary Mala Noche Resources S.A. de C.V. will acquire the San Dimas assets and all of the employees employed exclusively in connection with the San Dimas assets. Mala Noche Resources Corp. and Mala Noche Resources S.A. de C.V. together or individually are referred to as “Mala Noche”.

In consideration for the sale of the San Dimas Assets to Mala Noche will pay to Goldcorp and to DMSL, or its designated subsidiary, the sum of US$500 million and will assume all liabilities (contingent or otherwise) including but not limited to the liability with respect to environment and labour matters, arising from, or related to, all past, present and future operations of the San Dimas Assets.

Watts, Griffis and McOuat Limited ("WGM") was retained on April 14, 2010, as authorized by Mr. David Blaiklock, CFO of Mala Noche to complete a review of the San Dimas mining operation and to document the results in an independent technical report. The report has been prepared in compliance with the Canadian National Instrument 43-101 ("NI 43-101") standards and guidelines. WGM understands that the purpose of this NI 43-101 report is to satisfy certain TSX Venture exchange listing requirements per Mala Noche’s application.

WGM has visited the three mines on several occasions during the past ten years and produced independent Mineral Resource/Reserve audits of Luismin's operations as of: December 31, 2001; December 31, 2002; August 31, 2004, December 31, 2004, December 31, 2006, December 31, 2007, December 31, 2008, and December 31, 2009 that forms the basis of this present Technical Report. The most recent WGM visit was in April 2010. Previously Pincock, Allen and Holt ("PAH") had conducted independent audits as of: June 30, 1998; December 31, 1999; and, October 31, 2000.

The three mining properties are each operated by wholly owned subsidiaries of Luismin and include: Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states. Exploration and exploitation concessions covering the three mines have a total area of 22,721.57 ha. This extensive land ownership covers the mines, as well as the most prospective surrounding areas, and forms an important asset for Mala Noche's future exploration programs.

All mines are underground operations using primarily mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah.

Production of gold and silver from the San Dimas Assets: during 2007 was 132,898 oz Au and 6,911,482 oz Ag; during 2008 was 86,682 oz Au and 5,113,466 oz Ag; and during 2009 was 113,018 oz Au and 5,093,385 oz Ag.

The geological and engineering work done by Luismin is of high quality and follows accepted engineering practices, and record keeping is very good.

The three mines that comprise the San Dimas District (Tayoltita, Santa Rita and San Antonio) are located some 125 km northeast from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango, Durango. The district is accessed by aircraft in a half hour flight from either Mazatlan or Durango, or by driving some 10 hours from Durango.

The Santa Rita mine is located approximately 3 km upstream from the Tayoltita mine while the San Antonio mine is 7 km west of Tayoltita. Production from the three mines is processed in the central milling facility at Tayoltita. The San Antonio mill, that formerly processed production from the San Antonio mine, was put in care and maintenance in November 2003. The San Antonio mill is accessed from the Tayoltita mine by road, to the portal of the San Luis tunnel then through the tunnel and finally along a river bed or access road to the mill, about an hour and a half drive in total.

The San Dimas District has experienced a long recorded history of mining since precious metal production was first reported in 1757. Historical production through 2009 is estimated at 581.8 million ounces of silver and 10.79 million ounces of gold making the San Dimas District third in Mexico for precious metal production.

The geological setting at San Dimas shows two major volcanic successions, totalling 3,500 m in thickness, separated by an erosional and depositional unconformity. The Lower Volcanic Unit ("LVG") is predominantly composed of andesitic and rhyolitic flows and tuffs, while the Upper Volcanic Unit ("UVG") is composed of a lower andesitic horizon capped by rhyolitic ash flows and tuffs. The LVG is the host of the mineralized veins.

The district lies within an area of complex normal faulting. Five major, post-ore north-northwest trending faults have divided the district into five tilted blocks.

The deposits are high grade, silver-gold epithermal vein deposits formed from the final stages of igneous and hydrothermal activity in two different vein systems. The first formed set of veins strikes east-west while the second strikes north-northeast. Both sets of veins pinch, swell, bifurcate and exhibit horse-tailing and sigmoidal structures. The veins vary in width from a fraction of a centimetre to fifteen metres, but average 1.5 m. The ore shoots in the veins have variable strike lengths, and average 150 m. They can have up to 200 m down-dip extensions but the down-dip extensions are normally less than the strike length. The ore forming minerals are light coloured, medium to coarse grained quartz with intergrowths of base metal sulphides, pyrite, argentite, polybasite, native silver and electrum.

Typical of epithermal systems, the San Dimas District exhibits a vertical zonation with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, the Favourable Zone was in a horizontal position, paralleling the erosional surface of the LVG. Luismin has successfully located the Favourable Zone in fault tilted blocks from the position of the unconformity between the lower and upper volcanic units. At San Dimas, the Favourable Zone has a vertical extent of some 300 to 600 m. Past mining experience has shown that 30% of the volume/tonnage of structures in the Favourable Zone, when later developed, becomes ore. At the current mining rate, Inferred Mineral Resources are being successfully developed on a yearly basis into Mineral Reserves to replace mined out ore.

Exploration is done both by diamond drilling and by underground development work. The drilling is mainly done from underground stations.

Exploration by diamond drilling and drifting during the first trimester of 2010 at the San Dimas Mines has outlined Mineral Resources estimated to contain 2.9 million oz Ag and 31,209 oz Au. The greatest amount of these resources were found in the Sinaloa Graben, (a N-S, 7 km long by almost 2 km wide block) and were based on four diamond drill holes and a level development. A total Indicated Mineral Resource of 143,338 Mt at an average grade of 444 g Ag/t and 5.93 g Au/t is estimated within the Sinaloa Graben containing more than 27,000 oz Au and more than 2.0 million oz Ag. More than 10 veins are known in the Sinaloa Graben structure but only two have been mined and the others are unexplored.

Also during the first trimester of 2010 diamond drilling from inside the mine from the 22nd and 25th levels has verified the presence of NE-SW and E-W striking narrow quartz filled structures (0.2 to 0.90 m wide) in the Arana block carrying mineralization in the order of 300 g Ag/t and 5 g Au/t. A diamond drilling program on a 400 x 400 m grid is planned to start in April 2010 on this potential high grade gold zone.

Based on Luismin’s knowledge of the Favourable Zone, and numerous years of developing Inferred Mineral Resources into Mineral Reserves, the newly outlined Mineral Resources of the Sinaloa Graben and the mineralization of the Arana Block indicate a long life to the mine and encourages further exploration and development of other areas in the mine.

The workings of the San Dimas District mines are sampled across the vein at 1.5 m intervals along the vein under the direction of the Geological Department. The splits are taken along the sample line to reflect geology but no sample is greater than 1.5 m. Once an ore block has been developed, the sample line spacing may be increased to 3.0 m. Sampling is by an approximately 10 cm wide chip-channel across the vein.

The samples are crushed, ground, split and homogenized at the mine assay laboratory to produce a representative 10 g sample for fire assaying. Routine quality control is carried out with check assays done at the mine assay laboratory, and between commercial assay mine laboratories.

The method used by Luismin to estimate tonnage/grade at the mines in an ore shoot is the conventional block estimation method where the average width is multiplied by the area measured in a vertical plane (corrected for dip) to determine the volume. This volume is multiplied by the Specific Gravity ("SG") of 2.7 to give the estimated tonnage.

Grade corrections of 0.85 by silver grade and 0.95 by gold grade, have been applied. To account for narrow veins at the San Dimas mines, a dilution factor of 10% (at zero grade) is also applied to blocks of less than 5,000 tonnes. These grade corrections and dilution, where appropriate, are applied to both the Proven and Probable Mineral Reserves and the Inferred Mineral Resources. Calculation of the minimum cutoff grade is based on market metal prices for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cutoff grade.

The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101.

Luismin designates Proven Mineral Reserves only when mineralization above cutoff grade is exposed in a drift. The distance projected above and below the drift is a function of the exposed length of the above-cutoff grade mineralization in the drift. Luismin also estimates Probable Mineral Reserves by diamond drilling. A square is drawn on the vertical longitudinal section with the drillhole centered on the square. The shape and size of the block depends upon the geological interpretation and thickness of the vein ranging from 25 by 25 m for veins less than 1.0 m thick to 50 by 50 m for veins greater than 1.5 m thick.

Drillhole blocks, based on drillhole assays 50 m or less from underground workings, are classified as "Probable Mineral Reserves from Drilling".

Mining has been conducted in the San Dimas District for more than 200 years and knowledge of the geology i.e. character of the more than 100 veins/structures has been obtained. Detailed mapping and record keeping has assisted in developing a working model. The economic mineralization is known to be confined to an epithermal zone with a distinct top and bottom. Experience has shown that the mineralization within the vein/structure in the favourable zone is very irregular but statistically occupies 30% of the vein/structure. The extent of extrapolation of an individual vein/structure within the favourable zone is defined on structural and stratigraphic relationships supported by geochemical trace element studies and by fluid inclusion studies. These studies have been published as various papers in Economic Geology (see bibliography).

Extrapolation of a particular vein/structure (generally from 200 m to 500 m) is based on various criteria from: known underground workings, surface exposure, drillholes intercepts; continuity and width of the known part of the structure, etc.

WGM's audit of Luismin's Mineral Resource/Mineral Reserve estimates did not uncover any fatal flaws, and WGM believes that the methods used by Luismin to estimate the Mineral Resources/Mineral Reserves are reasonable.

Prior to 2004, the three Luismin mines in the San Dimas District were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill. Late in 2003, the San Antonio mill was put on standby and closed, and with all mine production to be processed through the Tayoltita mill. A recent production reclassification has been made into seven new mining units: Tayoltita, El Cristo, Tayoltita (Alto Acana), Santa Rita, Central Block, San Vicente and Sinaloa Graben.

The Proven and Probable Mineral Reserves at the seven operating mining units of the three mines as of December 31, 2009 are 5.589 million tonnes at 339 g Ag/t and 4.80 g Au/t, as follows:

Proven and Probable Mineral Reserves - San Dimas

	Metric			Total Contained
	Tonnes	g Ag/t	g Au/t	(oz Ag)	(oz Au)
Proven and Probable Reserves
Tayoltita	517,955	293	3.07	4,871,424	51,197
El Cristo	10,120	206	3.67	67,129	1,194
Tayoltita (Alto Arana)	20,140	286	2.27	185,051	1,467
Santa Rita	496,262	297	2.09	4,740,356	33,352
Block Central	2,499,594	386	6.35	31,055,710	510,226
San Vicente	39,932	218	4.60	279,935	5,902
Sinaloa Graben	4,714	189	3.13	28,596	474
Total Proven and Probable Reserves	3,588,716	357	5.23	41,288,200	603,813

Probable Reserves by Diamond Drilling
Tayoltita	759,483	287	2.84	7,000,160	69,302
El Cristo	103,737	268	3.98	894,383	13,282
Tayoltita (Alto Arana)	15,247	157	4.66	77,071	2,286
Santa Rita	344,537	333	2.84	3,692,127	31,435
Block Central	693,179	314	5.57	7,005,725	124,237
San Vicente	3,304	208	2.50	22,093	266
Sinaloa Graben	80,847	378	6.54	981,525	17,010
Total Probable Reserves by Diamond Drilling	2,000,334	306	4.01	19,673,082	257,817

GRAND TOTAL Proven and Probable Reserves	5,589,050	339	4.80	60,901,283	861,630

Notes to Reserve Statement

1.	Reserves were estimated by Luismin and audited by WGM as of December 31, 2009.
2.	Cutoff grade based on total operating cost for Tayoltita, Santa Rita and Block Central (US$84.79/t).
3.	All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
4.	The tonnage factor is 2.7 tonnes per cubic metre.
5.	Cutoff values are calculated at a silver price of US$13.00 per troy ounce and US$825.00 per troy ounce for gold.
6.	Rounding of figures may alter the sum of individual column.
7.	Exchange rate, pesos/US$12.50.

The Inferred Mineral Resources at San Dimas, diluted, as of December 31, 2009 are about 15.166 million tonnes at an approximate grade of 317 g Ag/t and 3.31 g Au/t, and are separately reported and not included in the above total Mineral Reserve as Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The seven silver and gold mining units of the three mines in the San Dimas district are underground operations employing cut-and-fill mining and using load, haul, and dump ("LHD") equipment. Primary access is provided by adits and internal ramps. Milling operations are carried out at Tayoltita which has a capacity of 2,100 tpd. The ore is processed by conventional cyanidation followed by zinc precipitation of the silver and gold and refining for the production of doré.

In 2007, the San Dimas District mined 685,162 tonnes at an average grade of 6.27 g Au/t and 341 g Ag/t for a production of 132,898 oz gold and 6,911,482 oz silver at recoveries of 94.7% and 91.1% respectively, in 2008, the production was 657,479 tonnes at an average grade of 4.25 g Au/t and 259 g Ag/t for a production of 86,682 oz gold and 5,113,466 oz silver at recoveries of 97.2% and 93.9% respectively. In 2009, the production was 673,311 tonnes at an average grade of 5.36 g Au/t and 249 g Ag/t for a production of 113,018 oz gold and 5,093,385 oz silver at recoveries of 97.4% and 94.6%, respectively.

When Wheaton River Minerals Ltd. acquired Luismin in 2002, Luismin’s practice in the design and operation of tailings containment sites complied with the requirements of Mexico and with the permits issued for the dams in use at San Dimas, however, improvements were necessary to bring the tailings dam designs and operations up to international guidelines. Various assessments and geotechnical testing have been carried out in the past eight years to investigate the safety of the dams and design improved operational procedures for the tailings deposits and Luismin has initiated various construction works to increase the dam safety and to better manage the tailings operations.

Tailings previously were discharged from milling operations into unlined structures designed to settle the solids and to collect and drain solutions for recycle to the milling operations. The containment structures were constructed from the more dense and coarse underflow from cyclones operating on the tailings lines. Solutions from the cyclone overflows drained to decant structures in the central dam area and the solutions were recycled to the mill.

In the San Dimas district, both tailings dams at San Antonio and at Tayoltita required extensive work to stabilize the structures against erosion and possible failure. The deficiencies were recognized and a total of US$20 million capital expenditures were carried out at both tailings dams to implement the recommendations of third party consultants and bring the tailings dams more in line with international guidelines.

At the San Antonio dam, the scope of work included seepage controls, geotechnical investigations to support the existing tailings and the installation of a rock filled berm and a Roller Compacted Concrete stepped spillway. The operation at the San Antonio mill had been shut down primarily due to the depletion of tailings storage capacity at the San Antonio tailings dam.

Improving the safety factor on the Tayoltita tailings dam has included the placement of a reinforcing berm downstream of the current dam and extension of the seepage collection system. The three phases of constructing the safety berm, to stabilize the dam, have been completed. The ten-stage tailings pumping system has been replaced with single stage positive displacement pumps as well as a new pipeline crossing of the river. The river crossing design includes spill protection in the event of a line failure. Belt filtering of the tailings that allows dry placement of the tailings, is currently in operation at the Tayoltita operation, one of three dry tailings operations in Mexico.

With the remediation and stabilization works underway and the work planned for the future, Luismin's operations have moved considerably forward in bringing the tailings operations to international guidelines since acquisition of the operations by Wheaton River/Goldcorp.

Capital expenditures are required to sustain the existing production facilities with equipment replacement and ongoing exploration and mine development.

Operating costs, in 2009, in the San Dimas District for the seven mining units of the three mines averaged US$84.79 per tonne. Detailed operating costs are separately accounted for all aspects of the mining operations to determine the cutoff grade to plan and control the mining operations.

The Luismin operations have achieved significant reductions in operating costs from increasing the scale of operations as well as improvements in the efficiencies of operating methods. All operations will incur some increase in operating costs associated with the future tailings operations and associated environmental monitoring and ongoing inflation within the mining industry.

Since February 2009, Luismin ships all of the doré bars to the Johnson Matthey refinery in Salt Lake City, where a refining charge of US$0.20 per troy oz of the doré received is paid to the refinery, and a charge of US$1.00/oz of the gold debited to the Luismin account.

On October 15, 2004 Silver Wheaton Caymans ("Silver Wheaton") entered into an agreement (amended on March 30, 2006) to acquire all of the silver produced by DMSL mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The purchase price of the silver was comprised of an upfront payment of C$46 million plus 540 million common shares of Silver Wheaton and an additional payment equal to the lesser of US$3.90 per ounce of silver delivered and the spot silver price. The US$3.90 per ounce payment is adjusted annually for inflation (currently at US$4.04 per ounce). On February 14, 2008 Goldcorp (Luismin’s parent company) sold its entire 48% interest in Silver Wheaton by way of a secondary offering.

Under the Agreement, Silver Wheaton has consent rights in connection with any sale of DMSL of the San Dimas Assets. In return for Silver Wheaton providing its consent to the proposed transaction, the current Silver Wheaton purchase agreement will be changed as follows:

1.	The term of the Silver Wheaton purchase agreement is extended from the 25 years (19 years remaining) to the life of the mine.

2.

During the first four years after Mala Noche acquires the San Dimas Assets, Silver Wheaton will receive each year the first 3.5 million troy ounces of the silver production. The yearly silver production, in excess of 3.5 million troy ounces, during each year of the four years, will be shared 50/50 between Silver Wheaton and Mala Noche. In return for this, Silver Wheaton will receive 1.5 million troy ounces of silver each year (for the four years) from another Goldcorp mine.

3.

Starting in the fifth year after Mala Noche acquires the San Dimas Assets, Silver Wheaton will receive the first 6.0 million troy ounces of the yearly silver production. The yearly silver production in excess of 6.0 million troy ounces will be shared 50/50 between Silver Wheaton and Mala Noche. Other terms of Silver Wheaton purchase agreement will remain the same (ie. Mala Noche will be bound by the same terms and conditions to which Goldcorp is currently bound).

Although Luismin has successfully used a hedging policy in the past for its sale prices, virtually all hedge positions were fulfilled by late 2002 and there are no hedges in place at the time of this report.

WGM believes that the Inferred Mineral Resources are an important part of the overall planning for this project because:

  Production from the San Dimas deposits has been sustained for more than 200 years;

  Luismin has been successfully conducting mine operations at San Dimas for more than 30 years;

  Capital investment of approximately US$15.3 million is currently planned by Mala Noche in the first year. Over the next five years major capital expense will amount to US$7.3 million while sustaining capital amounts to US$12.4 million, exploration totals US$28.6 million and underground development totals US$29.1 million. Thus, over the next five years total capital expense is projected to average US$15.5 million per year;

  A study in the main production area at San Dimas covering the period from 1979 to 1988 showed that Luismin was able to achieve a conversion rate of about 90% of the Inferred Mineral Resources into Mineral Reserves;

  WGM believes that Luismin has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted to Mineral Reserves;

  Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings;

  Due to the combination of ever expanding production requirements, better access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Mala Noche will be better positioned to support mine development and Mineral Reserve definition with a normal level of diamond drilling prior to mining. This should provide for a higher level of Mineral Reserve definition prior to mining; and,

  Mala Noche is targeting for the next five years, a production averaging approximately 686,000 tonnes of ore per year. The economics of the San Dimas Operations are extremely robust. For instance, assuming a spot silver price of $15.00/oz, the operations requires a gold price of US$204/oz to break even (including an allowance for capital costsw). Because Silver Wheaton purchases the first 3.5 million ounces of silver plus 50% of the production in excess of 3.5 million ounces in the first four years and the first 6 million ounces plus 50% of the production in excess of 6 million ounces thereafter at a price of approximately US$4.00/oz, the gold sold at $900/oz is sufficient to sustain a profitable operation. Lowering the spot metal prices by the same factor produces a breakeven net cash flow at a gold price of $340/oz and a silver price of $5.66/oz.

Luismin has estimated Proven and Probable Reserves as of December 31, 2009. WGM's audit of the reserves of the Luismin mines incorporated the following steps:

  A review of all the steps in the estimation process to confirm that the procedures are appropriate for each of the deposits;

  An analysis of the system used to classify the reserves to determine whether it meets current international standards of practice in the mining industry (NI 43-101);

  A review of any changes in the estimation process since December 31, 2003;

  A review of the reconciliation between predicted reserves and actual results of mining over the period 1975 through December 31, 2009; and,

  An analysis of operating results for 2009 to confirm that the reserves are in fact being mined and processed at a profit.

WGM has concluded that:

  Total Proven and Probable Mineral Reserves estimated as of December 31, 2009, for Luismin's seven mining units of the three operating mines (Tayoltita, Santa Rita, San Antonio/Block Central) are 5.589 million tonnes at a grade of 339 g Ag/t and 4.80 g Au/t;

  The procedures used by Luismin to estimate the Mineral Reserves are reasonable and the reserves fairly represent the tonnage and grade that can be expected from an operation;

  The total Inferred Mineral Resources, estimated as of December 31, 2009, for the same seven mining units, and not included in the Mineral Reserves stated above, are about 15.166 million tonnes at an approximate grade of 317 g Ag/t and 3.31 g Au/t;

  Based on drilling and drifting in the first trimester of 2010, there are additional Inferred Mineral Resources of 6.8 million tonnes, with an estimated 1.1 million oz Au and 82.1 million oz Ag in the Sinaloa Graben area of the mine;

  The procedures used by Luismin to estimate the Inferred Mineral Resources are reasonable and there is a reasonable expectation the Inferred Resource will be converted to Reserves;

  The experience and capabilities of the Luismin management team are regarded as excellent and important elements in the success of current and future operations;

  The potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

  Future operations will incur additional capital and operating costs for management of tailings sites;

  Opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices; and,

  The past history of the Luismin operations showed growth in small increments where capital expenditures were justified on short term planning and assessments. This resulted in "add on" style expansions and a variety of equipment sizes and types that reduced some efficiencies in operations and maintenance. The renewed support of capital and longer term planning should lead to better return on investments.

2. INTRODUCTION AND TERMS OF REFERENCE

2.1                            GENERAL

At the request of Mala Noche Resources Corp. ("Mala Noche") and Goldcorp Inc. ("Goldcorp"), Watts, Griffis and McOuat Limited ("WGM") revisited the three operating gold and silver mines in Mexico of the Mexican corporation Luismin S.A. de C.V. ("Luismin"). Desarollos Mineros San Luis S.A. ("DMSL"), a subsidiary of Luismin, which is a subsidiary of Goldcorp has recently entered into an Agreement with Mala Noche Resources Corp. for the sale of their mining operations at San Dimas, Durango, Mexico. The sale would include the mines and mill at San Dimas and all attached facilities and equipment including the Twin Otter and helicopter aircrafts that are used in support of the San Dimas operations; the newly finished Las Truchas hydroelectric generation project, the nearby, small, former underground Ventanas Project (which is the subject of a separate technical report); and the rights to the name "Luismin". Together these assets are referred to as the "San Dimas Assets".

Under the Agreement, Mala Noche's Mexican subsidiary Mala Noche Resources S.A. de C.V. will acquire the San Dimas Assets and all of the employees employed exclusively in connection with the San Dimas Assets. Mala Noche Resources Corp. and Mala Noche Resources S.A. de C.V. together or individually are referred to as “Mala Noche”.

In consideration for the sale of San Dimas Assets to Mala Noche SAC, Mala Noche will pay to Goldcorp and to DMSL, the sum of US$500 million and will assume all liabilities (contingent or otherwise) including but not limited to the liability with respect to environment and labour matters, arising from, or related to, all past, present and future operations of the San Dimas Assets.

Watts, Griffis and McOuat Limited was retained on April 14, 2010, as authorized by Mr. David Blaiklock, CFO of Mala Noche to complete a review of the San Dimas mining operation and to document the results in an independent technical report. The report has been prepared in compliance with the Canadian National Instrument 43-101 ("NI 43-101") standards and guidelines. WGM understands that the purpose of this NI 43-101 report is to satisfy certain TSX Venture exchange listing requirements per Mala Noche’s application.

The three mining properties are each operated by wholly owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states. The Goldcorp Inc. organization chart (Figure 1) illustrates the various wholly owned Luismin companies, which control the mining operations and exploration properties in Mexico. The three mines cover an area of approximately 22,721.57 ha in exploration and exploitation concessions. This extensive land ownership covers the mines as well as the most prospective surrounding areas, which forms an important asset for Luismin's future exploration programs.

All mines are underground operations using primarily mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Johnson Matthey in Salt Lake City, Utah. The locations of the mines are shown on Figure 2. WGM did not independently review the lease and land status information on the mines and the information as reported herein, was provided by Luismin.

Luismin also holds numerous exploration projects throughout Mexico, most of which are at the grassroots stage of development and some are being explored under option agreements.

Gold and silver production from Luismin’s three San Dimas mines: during 2006 was 162,669 oz gold and 8,695,955 oz silver, during 2007 was 132,898 oz gold and 6,911,482 oz silver, in 2008 was 86,682 oz gold and 5,113,466 oz silver, and in the past year (2009) was 113,018 oz gold and 5,093,385 oz silver.

2.2                            TERMS OF REFERENCE

WGM was retained on April 14, 2010 by Mala Noche to conduct an independent technical review and to prepare a report in compliance with National Instrument 43-101 following Form 43-101F1, on three operating silver-gold mines (Tayoltita, Santa Rita, San Antonio) in Mexico.

WGM has previously in 2002 been retained by Wheaton River Minerals Ltd. to conduct an independent technical review and to prepare a technical report in compliance with NI 43-101 on the same three mines and also in 2003 WGM was again retained by Wheaton to conduct an independent audit on the three mines as of: December 31, 2002; December 31, 2004; December 31, 2006; December 31, 2007; December 31, 2008; and December 31, 2009. WGM is very familiar with the operations at the three mines.

WGM understands that the purpose of the NI 43-101 report is to satisfy certain TSX Venture Exchange listing requirements per Mala Noche's application.

100% unless otherwise specified
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Les Mines Opinaca Ltee [CBCA]
Eléonore Project Quebec
0756808 BC Ltd. [BCABC]
Wilanour Mine
Goldcorp Nunavut Ltd. [Alberta]
3984923 Canada Inc. [CBCA]
1227905 Ontario Inc. [Ontario]
1211539 Ontario Inc. [Ontario]
1016203 Alberta Inc. [Alberta]
1227904 Ontario Inc. [Ontario]
Goldcorp Acquisitions Inc. [Ontario]
Goldcorp Silver (Barbados) Ltd. [Barbados]
Goldcorp Trading (Barbados) Limited [Barbados]
Cayman Pampas Ltd. [Cayman Islands]
Minera Alumbrera Ltd. [Antigua]
Alumbrera Mine Argentina
ARGENTINA
Goldcorp Sweden AB [Sweden]
SWEDEN
Gold Eagle Mines Ltd. [Ontario]
Bruce Channel Project
Goldcorp USA, Inc. [Nevada]
Glamis Rand Mining Company [Nevada]
Glamis Imperial Corp [Nevada]
Marigold Mining Company [Nevada]
US Mineral Company Inc. [Delaware]
Marigold Mine Nevada
Daisy Mine
Goldcorp Mineral Finance Inc. [Barbados]
Goldcorp Holdings (Barbados) Ltd. [Barbados]
MEG Holdings Ltd. [Cayman Islands]
Guatemala Holdings Ltd. [Cayman Islands]
Goldcorp NRG Limited [Barbados]
Geotermia Oriental de Guatemala
Honduras Holdings Ltd. [Cayman Islands]
San Martin Mine Honduras
Red Lake Mine Ontario
Red Lake Gold Mines Ontario Partnership [Ontario]
Goldcorp Canada Ltd. [CBCA]
Musselwhite Mine Ontario
Porcupine Mine Ontario
Dona Lake Ontario
Goldcorp (Barbados) Inc. [Barbados]
Equity Silver Mine – B.C.
Goldcorp Aureus Inc. [Barbados]
Goldcorp Latin America (Barbados) Limited [Barbados]
Dominicana Holdings Inc. [Barbados]
Pueblo Viejo Dominicana Corporation [Barbados]
Pueblo Viejo JV Project Dominican Republic
Pancontinental Mining (Canada) Limited [CBCA]
Terrane Metals Corp [BCABC]
Mt. Milligan Project – B.C.
Peridot S.A. [Guatemala]
Goldcorp de México S.A. de C.V. [Mexico]
Mexicana Resources Inc. [BCABC]
Western Silver Corporation [BCABC]
Goldcorp Global Finance Inc. [BCABC]
Goldcorp Investments (Gibraltar) Limited [Gibraltar]
International Mineral Finance S.A.R.L. [Luxembourg]
Goldcorp Ireland Limited [Cayman Islands – Seat of Mgmt Ireland]
0810416 BC Ltd. [BCABC]
Luismin, SA de CV [Mexico]
El Sauzal Mine Sinaloa MX
Goldcorp Internacional S.A. de C.V. [Mexico]
Goldcorp Peñasquito S.A. de C.V. [Mexico]
Goldcorp Geronimo S.A. de C.V. [Mexico]
Minera Peñasquito S.A. de C.V. [Mexico]
Peñasquito Project Zacatecas MX
Goldcorp San Nicolas S.A. de C.V. [Mexico]
Goldcorp Faja de Plata S.A. de C.V. [Mexico]
Minera Faja de Plata S.A. de C.V. [Mexico]
Minera Tama S.A. de C.V. [Mexico]
San Nicolas Project
Nukay Mine Guerrero-MX
Los Filos Mine Guerrero-MX
El Porvenir Project
El Oro Project
San Anton Project
Minas de San Luis S.A. de C.V. [Mexico]

Legend
Country of Incorporation
Publicly Traded Companies
Holding/Finance Companies
Non-operating Companies
Operating Companies
Service Companies
Division
Mine/Projects
Partnership
Pending Continuance
Pending Dissolution

Notes

1) Companies in Mexico require a minimum 2 shareholders. 99.9% ownership for most companies
2) Teck Cominco is operator and holds a 78.9% participating interest
3) 14% carried & 7.2 % participating
4) Candente Resources Corp is earning a 50% interest by spending US$5M
5) Kings Minerals NL is the operator and holds a 51% participating interest
6) Mexicana Resources owns 1 shares of these Mexican companies
7) 1 voting share - economic rights holdings equal 33.6087%
8) 3 shares are held by Silver Wheaton Luxembourg (Series C, D, & E)
9) Luismin owns 1 share of Goldcorp Peñasquito S.A. de C.V., Goldcorp Geronimo S.A. de C.V., Goldcorp San Nicolas S.A. de C.V. and Goldcorp Faja de Plata S.A. de C.V.
10) Liquidation effective July 31, 2009.

Figure 1. Luismin Organization Chart

MLA MEX / MLA_01_Loc_Map.cdr
Last revision date: Tuesday 11 May 2010

Watts, Griffis and McOuat

Mexico
Tijuana
U.S.A.
Mexico
Guaymas
Chihuahua
Culiacan
Durango
Mazatlan
Mexico City
Detailed Map Area
COAHUILA
SONORA
SINALOA
DURANGO
BAJA CALIFORNIA
Navojoa
Alamos
Huatabampo
El Fuerte
San Blas
San José de Gracia
Los Mochis
Naranjo
Sinaloa de Leyva
Guasave
Mocorito
Guamuchil
Topia
Santiago Papasquiaro
Navolato
Culiacan
Cosala
Quila
El Dorado
San Miguel de Cruces
San Dimas
Tayoltita
San Antonio
Mazatlan
Rosario
Santiago
Golfo de California
Pacific Ocean
TAYOLTITA
SANTA RITA
SAN ANTONIO
108°
26°
24°
22°
15
N
Scale 1 : 2,500,000
0 25 125
Kilometres
UTM Zone 13N
Graphics by: Watts, Griffis and McOuat Limited

Figure 2.

LUISMIN S.A. de C.V.

Location Map
Luismin's Operating Mines

Velasquez Spring, WGM's Senior Geologist revisited the three mining operations during January 12 and 13, 2010, and Gordon Watts, WGM's Senior Associate Mineral Economist, during April 15-16, 2010. Subsequent to the visits several telephone calls and discussions were held with Luismin engineers and geologists at each of the operating mines, as well as with senior personnel at Mala Noche's and Luismin’s head offices, regarding the mining/milling operations, exploration, and Mineral Resource/Reserve estimation procedures. During the site visit by G. Watts, a detailed review was made of the plans and capital budgets that were prepared by Mala Noche for the proposed underground expansions at each of the three Luismin mines. WGM checked the information provided during the visits to the mines and reviewed it for adequacy and completeness.

The geological and engineering work done by Luismin is of high quality and follows accepted engineering practices. The record keeping with regard to Mineral Resource/Mineral Reserve estimates, i.e. plans, sections and calculation sheets, is very good. From 1994 to 2000, Luismin retained the consulting firm of Pincock, Allen and Holt to conduct an independent audit on the Mineral Resource/Mineral Reserve estimates every two years.

The opinions and conclusions presented in this report are based on information received from Luismin. Specific references are included at the end of this report. WGM received the full cooperation and assistance of Luismin during the site visit and in preparation of this report.

This technical report is copyright protected. The copyright is vested in WGM and this report, or any part thereof, may not be reproduced in any form, or by any means whatsoever, without prior written permission of Watts, Griffis and McOuat Limited. Furthermore, WGM permits the report to be used as a basis for project financing and for filing on SEDAR. Part or all of the report may be reproduced by Mala Noche in any subsequent reports, with the prior written consent of WGM.

2.3                            UNITS AND CURRENCY

Throughout this report common measurements are in metric units. Tonnages are shown as tonnes (1,000 kg), linear measurements as metres ("m"), or kilometres ("km"), areas as hectares ("ha") and precious metal values as grams ("g"), grams of gold per tonne ("g Au/t"), and grams of silver per tonne ("g Ag/t"), and troy ounces ("oz"). Cubic metres per second ("cu m/s") is used for ventilation air flow. Tonnes per day ("tpd") for mine and mill daily production. Grams are converted to troy ounces based upon 31.103 grams per troy ounce.

All economic data is quoted in US dollars ("US$"). When peso amounts required conversion into US dollars, the peso exchange rate used was 12.50 pesos equivalent to US$1.00.

2.4                            DEFINITIONS

The classification of Mineral Resources and Mineral Reserves used in this report conforms with the definitions provided in the final version of National Instrument 43-101, which came into effect on February 1, 2001. We further confirm that, in arriving at our classification, we have followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (the "CIM") standards. The relevant definitions for the CIM Standards/NI 43-101 are as follows:

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at time of reporting, that economic extraction is justified.

The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101. Luismin’s Mineral Resource categories "potential resource" and "drill inferred resource" would, under the CIM Standards, be called Inferred Resources. We have used the term Inferred Mineral Resources for this material throughout the rest of this report.

2.5                            LUISMIN APPROACH TO MINERAL RESERVE ESTIMATION

Rather than calculating Mineral Resources/Mineral Reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, Luismin estimates the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine Mineral Reserves. The minimum mining width is 0.9 m. However, on occasion, where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

Luismin’s success with predicting the tonnage and grade of the reserves over the period 1978-2009 for all operations is shown on Table 1. The table clearly shows that, although there are variances from year to year, the overall totals compare well.

TABLE 1.
RECONCILIATION BETWEEN RESERVES PREDICTED GRADE
AND PRODUCTION LUISMIN OPERATIONS (1978-2009)

YEAR		TONNES		SILVER GRADE			GOLD GRADE
			Variance	g Ag/t		Variance	g Au/t		Variance
	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%
1978	156,000	159,628	2.30	400	404	1.00	7.00	7.10	1.40
1979	156,000	161,428	3.50	400	395	-1.30	7.00	6.50	-7.10
1980	162,000	162,290	0.2	390	381	-2.3	6.40	6.40	0
1981	162,000	155,837	-3.8	390	468	20	6.40	7.80	21.9
1982	162,000	158,163	-2.4	390	483	23.8	6.40	7.70	20.3
1983	195,000	176,643	-9.4	383	422	10.2	6.50	6.90	6.2
1984	216,000	200,256	-7.3	396	424	7.1	6.30	6.60	4.8
1985	202,800	197,864	-2.4	422	433	2.6	5.30	6.30	18.9
1986	236,300	222,295	-5.9	396	423	6.8	5.77	6.20	8.8
1987	224,055	200,323	-10.6	348	310	-10.9	3.90	3.93	-6.7
1988	222,520	256,756	1.9	346	319	-7.8	3.67	4.38	-10.3
1989	224,475	254,142	-0.1	312	262	-16	3.33	3.95	-8.6
1990	229,607	214,025	-6.8	287	248	-13.6	2.50	3.58	-2.9
1991	149,760	158,120	5.6	335	275	-17.9	2.90	3.33	-16.5
1992	234,685	237,580	1.2	341	311	-8.8	2.26	3.49	5.8
1993	293,885	297,581	1.3	285	303	6.3	2.90	3.32	-6.5
1994	300,150	300,711	0.2	307	286	-6.8	2.30	2.95	-10.5
1995	303,891	323,803	6.6	315	301	-4.4	2.00	3.06	-5.9
1996	334,225	339,704	1.6	311	312	0.3	1.90	3.30	4.1
1997	366,206	368,069	0.5	306	299	-2.3	2.20	3.32	-0.2
1998	388,163	401,743	3.5	274	264	-3.6	1.85	3.06	-5.1
1999	414,400	428,386	3.4	294	278	-5.4	2.37	3.05	2.7
2000	432,690	439,590	1.6	288	274	-4.9	2.50	3.12	1.4
2001	440,720	385,660	-12.5	273	299	9.7	2.33	3.55	18.9
2002	330,225	313,145	-5.2	350	363	3.1	3.94	3.80	9.5
2003	513,296	423,673	-17.46	353	428	21.10	3.60	5.20	44.44
2004	530,913	397,647	-25.10	385	525	36.47	4.32	6.90	59.72
2005	662,264	507,529	-23.36	371	497	34.19	4.27	7.40	73.30
2006	709,800	688,942	-2.94	450	438	-2.62	6.00	7.76	29.35
2007	724,500	685,162	-5.43	405	341	-15.93	6.95	6.27	-9.76
2008	720,353	657,479	-8.73	335	259	-22.63	6.30	4.25	-32.54
2009	605,000	673,311	11.29	300	247	-17.53	5.21	5.35	2.58

3. RELIANCE ON OTHER EXPERTS

WGM did not independently review the lease and land status information on the San Dimas Project and the information as reported herein, was provided by Luismin.

WGM prepared this study using the resource materials, reports and documents as noted in the text and "References" at the end of this report. WGM conducted an audit of the methods, parameters and documentation used and prepared by Luismin in the preparation of its Mineral Resource/Reserve estimates for the zones comprising the San Dimas Project.

WGM did not prepare independent Mineral Resource/Reserve estimates for the San Dimas Project, however, is satisfied that those persons who prepared the estimates were qualified to do so and that the estimates are reliable. WGM accepts the estimates as supplied by Luismin.

WGM has not verified title to the property, but has relied on information supplied by Luismin in this regard. WGM has no reason to doubt that the title situation is other than that which was reported to it by Luismin.

WGM did not carry out a formal due diligence review of environmental considerations as SRK Consulting ("SRK"), at the request of Wheaton, had conducted a due diligence environmental review of Luismin’s mining properties in January 2002. The SRK review was to identify if any serious liabilities exist that would materially affect the economic performance of the operations over the next 10 years. The report is titled "Environmental Due Diligence Review of Active Mining Units Owned and Operated by Minas Luismin, S.A. de C.V., February 20, 2002" and has been reviewed by WGM as part of the technical review of the Luismin operations.

The San Dimas mines are independently monitored annually by the Mexican authorities for its compliance to air pollution and water quality regulations.

4. PROPERTY DESCRIPTION AND LOCATION

4.1                            LOCATION

The San Dimas mining district is centered on latitude 24°06'N and longitude 105°56'W located about 125 km NE from Mazatlan, Sinaloa or approximately 150 km west of the city of Durango (Figure 3).

4.2                            PROPERTY DESCRIPTION

Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states include San Antonio, Tayoltita and Santa Rita.

The San Dimas properties (mineral concessions) are surveyed and contained in a contiguous block and held in the name of Desarollos Mineros San Luis S.A. de C.V. and cover an area of 22,721.57 ha (Figure 4). Table 2 lists the various concessions.

MLA MEX \ MLA_04_Tayoltita_SanDimas_Loc.cdr
Last revision date: Wednesday 12 May 2010

107°W
106°W
105°W
25°N
24°N
TAYOLTITA
SANTA RITA
SAN ANTONIO
CULIACAN
EL DORADO
DURANGO
La Aurora
Platanar
Jesus Maria
Tepuche
Culiacancito
Carrizalejo
Presa Sanalona
Costa Rica
Quila
El Camalote
Tamazula
Canelas
Mesa de Guadalupe
San Juan de Camarones
Soyupa
Bacata
Comedero
Coacoyole
Remedios
Zambranena
Santa Cruz
Cosala
Abuya
Tasajera
Conitaca
Guadalupe de los Reyes
Santa Maria
Ajoya
La Cruz
San Ignacio
Dimas
Los Cardos
Sapiores
San Miguel
Granizo
Tayoltita
Causas
Tepehuanes
San Jose de La Boca
Presidios
Sandias
Las Herreras
Atotonilco
Santiago Papasquiaro
Chinacates
Toboso
San Nicolas
Nuevo Ideal
San Ramon
San Miguel de Papasquiaro
Tejamen
Guatimape
Diez de Octubre
Laguna de Santiaguillo
Francisco Zarco
Canatlan
Guadalupe Aguilera
La Puerta de Sotolitos
San Diego de Alcala
Marquezote
Morcillo
Otinapa
El Salto
Rio Humaya
Rio de Los Lobos
Rio de las Bamelitas
Rio San Lorenzo
Rio de Santiago
Rio Piaxtla
Rio Presidio
Ensenada del Pabellon
N
Graphics by: Watts, Griffis and McOuat Limited

Legend:

- Roads
- Railway
- Town / Village
- Drainage

0 10 50

Kilometres

Figure 3.

LUISMIN S.A. de C.V.

Location Of Tayoltita, San Antonio, And Santa Rita Mines

San Dimas, Mexico

(after Luismin)

Watts, Griffis and McOuat

MLAMEX \ MLA_04_San_Dimas_District_Prop_Map.cdr
Last revision date: Wednesday 12 May 2010

N
MINA
SANTA RITA
MINA
SAN ANTONIO
MINA
TAYOLTITA
0
10
Kilometers
SINALOA
DURANGO
Graphics by: Watts, Griffis and McOuat Limited

LEGEND

Desarrollos Mineros San Luis S.A. de C.V.

Other owner

Figure 4.

LUISMIN S.A. de C.V.

Property Map

San Dimas District, Mexico

(after Luismin)

Watts, Griffis and McOuat

TABLE 2.
GOLDCORP MEXICO MINERAL CONCESSIONS IN THE SAN DIMAS MINING DISTRICT (at January 1, 2010)

No.	Lote	Title	Valid		Area	Mineral Tax – 2009 (Mexican peso)
			From	To	(Ha)	January	July	Total
1	San Manuel	151174	24/03/1969	23/03/2019	103.8914	11,560	11,907	23,467
2	Chela	153116	14/07/1970	13/07/2020	253.7101	28,230	29,077	57,308
3	Resurgimiento	165046	23/08/1979	22/08/2029	93.0000	10,348	10,659	21,007
4	Yolanda	165489	30/10/1979	29/10/2029	10.0000	1,113	1,146	2,259
5	San Luis I	165682	28/11/1979	27/11/2029	391.0764	43,515	44,821	88,336
6	San Luis 2	165683	28/11/1979	27/11/2029	474.4932	52,797	54,381	107,178
7	San Luis 3	165981	04/02/1980	03/02/2030	307.1817	34,180	35,206	69,386
8	El Reliz	166004	20/02/1980	19/02/2030	8.0000	890	917	1,807
9	Carrizo	166615	27/06/1980	26/06/2030	2.0000	223	229	452
10	San Daniel	172411	15/12/1983	14/12/2033	322.0000	35,829	36,904	72,733
11	Castellana Uno	176291	26/08/1985	25/08/2035	107.7325	11,987	12,347	24,334
12	Libia Estela	177195	04/03/1986	03/03/2036	150.8840	16,789	17,293	34,081
13	Promontorio	177826	26/04/1986	25/04/2036	2.0000	223	229	452
14	San Miguel	178938	28/10/1986	27/10/2036	66.0000	7,344	7,564	14,908
15	San Vicente Frac. Suroeste	179299	08/12/1986	07/12/2036	300.0000	33,381	34,382	67,763
16	Ampl. El Reliz	179954	23/03/1987	22/03/2037	96.2687	10,712	11,033	21,745
17	La Castellana	180164	24/03/1987	23/03/2037	89.8893	10,002	10,302	20,304
18	Hueco 2	180165	24/03/1987	23/03/2037	0.0917	10	11	21
19	Juan Manuel	180260	24/03/1987	23/03/2037	16.1399	1,796	1,850	3,646
20	A. Noche Buena en Frapop.	180679	14/07/1987	13/07/2037	233.5686	25,989	26,769	52,758
21	San Vicente Frac. Norte	180933	14/08/1987	13/08/2037	430.0000	47,846	49,281	97,128
22	Noche Buena en Frapopan	182516	15/07/1988	14/07/2038	400.0000	44,508	45,843	90,351
23	Am. Nvo. Contaestaca F.B.	183980	25/11/1988	24/11/2038	405.7190	45,144	46,499	91,643
24	Guarisamey III	184239	15/02/1989	14/02/2039	115.1343	12,811	13,195	26,006
25	Am. Nvo. Contaestaca F.A.	184991	13/12/1989	12/12/2039	318.8020	35,473	36,537	72,010
26	El Favorable	185109	14/12/1989	13/12/2039	451.9589	50,289	51,798	102,088
27	Hueco 1	185138	14/12/1989	13/12/2039	0.3607	40	41	81
28	Nvo. Contaestaca F.W.	185479	14/12/1989	13/12/2039	324.0000	36,051	37,133	73,185
29	Armida Sur	185763	14/12/1989	13/12/2039	5.5441	617	635	1,252
30	La Fe	185842	14/12/1989	13/12/2039	38.9091	4,329	4,459	8,789
31	Juan Manuel Dos	185853	14/12/1989	13/12/2039	3.7207	414	426	840
32	Guarisamey Frac. B	185891	14/12/1989	13/12/2039	330.4353	36,768	37,871	74,638
33	Guarisamey Frac. A	185892	14/12/1989	13/12/2039	377.4990	42,004	43,264	85,269
34	Armida Sur Frac. II	186277	22/03/1990	21/03/2040	2.9381	327	337	664
35	Am. Nvo. Contaestaca F.C.	186378	29/03/1990	28/03/2040	474.4759	52,795	54,379	107,174
36	San Miguel I	186901	17/05/1990	16/05/2040	172.0582	19,145	19,719	38,864
37	San Miguel 2	186902	17/05/1990	16/05/2040	452.0000	50,294	51,803	102,097
38	Hueco Guarisamey	186949	17/05/1990	16/05/2040	6.1651	686	707	1,393
39	Armida Sur Frac. I	189878	06/12/1990	05/12/2040	0.7607	85	87	172
40	Hueco Tayoltita	191055	29/04/1991	28/04/2041	27.8795	3,102	3,195	6,297
41	La Soledad	191661	19/12/1991	18/12/2041	20.5031	2,281	2,350	4,631
42	Juan Manuel Tres	194784	15/06/1992	14/06/2042	334.5201	37,222	38,339	75,561
43	Guarisamey II	195198	25/08/1992	24/08/2042	89.4634	9,955	10,253	20,208
44	Armida	195215	25/08/1992	24/08/2042	98.2417	10,931	11,259	22,191
45	Nuevo Contraestaca F. Este	196309	16/07/1993	15/07/2043	376.0000	41,838	43,093	84,930
46	Guarisamey IV Frac. A	196363	16/07/1993	15/07/2043	319.6344	35,566	36,633	72,198
47	Tayoltita Norte	196367	16/07/1993	15/07/2043	2,650.2912	294,898	303,745	598,643
48	Amp. Silver Wheaton Contraestaca	198339	19/11/1993	18/11/2043	662.8185	73,752	75,964	149,716
49	Alicia II	198408	26/11/1993	25/11/2043	204.4142	22,745	23,428	46,173
50	Tayoltita	198571	30/11/1993	29/11/2043	2,319.5200	258,093	265,836	523,929
51	Tayoltita Oeste	201555	11/10/1995	10/10/2045	1,395.0000	155,222	159,878	315,100
52	Guarisamey V Frac. 1	203798	30/09/1996	29/09/2046	333.0000	37,053	38,164	75,217
53	Guarisamey V Frac. NE	203799	30/09/1996	29/09/2046	253.4236	28,198	29,044	57,243
54	Guarisamey Sur	208834	15/12/1998	14/12/2048	3,025.8239	336,683	346,784	683,467
55	Guarisamey Norte	209396	09/04/1999	08/04/2049	489.7110	54,490	56,125	110,615
56	Contraestaca Norte	209592	03/08/1999	02/08/2049	237.0914	14,989	15,439	30,428
57	Guarisamey IV Frac. B	209606	03/08/1999	02/08/2049	320.7168	20,276	20,884	41,160
58	San Luis Norte 1	215251	14/02/2002	13/02/2052	174.8316	5,528	5,694	11,222
59	San Luis Norte 2	215252	14/02/2002	13/02/2052	65.6208	2,075	2,137	4,212
60	San Luis Norte 3	215253	14/02/2002	13/02/2052	838.8994	26,526	27,322	53,848
61	Tayoltita Sur	215615	12/12/1996	11/12/2046	783.7122	87,204	89,820	177,023
62	San Miguel 3	223676	02/02/2005	01/02/2055	3.4720	55	56	111
63	Guarisamey Suroeste	223782	15/02/2005	14/02/2055	358.5774	5,637	5,806	11,443
TOTAL					22,721.5748	2,380,863	2,452,289	4,833,152

5. ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1                            ACCESS

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires some 10 hours. A new highway (Highway 40) is under construction, connecting the city of Durango to the city of Mazatlan on the coast, which will significantly reduce the driving time to Dan Dimas. Luismin maintains a de Havilland Twin Otter aircraft and a helicopter; both are based at Tayoltita. An approximate one half hour flight in the Twin Otter is required from either Mazatlan or Durango to Tayoltita. Most of the personnel and light supplies for the San Dimas mines arrive on the company's regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

Originally access to the Dimas district was from the town of San Ignacio, Sinaloa along a 55 km long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the Spring dry season. San Ignacio is connected by 70 km of paved roads to Mazatlan.

5.2                            CLIMATE

Regionally, the climate is variable from the coast to the high plateau.

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35°C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September) however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm.

Weather does not affect the operations and mining is carried out throughout the year.

5.3                            LOCAL RESOURCES

Sufficient pine, juniper and scattered oak trees grow on the higher ridges, to support a timber industry while the lower slopes, and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants including mining company personnel. Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Mining at both the Santa Rita and San Antonio mines is done by contract mining while at Tayoltita the mining is carried out by Luismin personnel.

Electrical power is provided by a combination of Luismin's own system and the Federal Power Commission supply system. Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission supply system. Luismin's hydroelectrical power was increased with additional turbines in a tunnel from Trout Lake and is now completed. Except for a few months of the year, during the dry season, Luismin hydroelectric generation from its Trout Reservoir provides all the electric requirements of the San Dimas mines. It is planned in the future to increase the capacity of the Trout Reservoir by raising the height of the face of the dam to be able to meet all of the mine's electric requirements year round.

5.4                            INFRASTRUCTURE

The infrastructure of the San Dimas district, roads, townsite, airport and mill tailings area for the operations of Tayoltita, San Antonio, and Santa Rita Mines is illustrated in Figure 5, around the town of Tayoltita.

The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

The San Antonio mine is located 7 km west of the Tayoltita Mine in the State of Sinaloa. The mine is accessed, from Tayoltita, by road some 3 km paralleling the Piaxtla River opposite the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill, about an hour and a half drive in total.

MLA MEX \ MLA_05_Tayoltita_infrastructure.cdr
Last revision date: Wednesday 12 May 2010

Watts, Griffis and McOuat

SAN VICENTE
SAN DIMAS
TAYOLTITA MINE
LAS PALMAS
San Fernando Tunnel
SANTA RITA MINE
Tayolita Tunnel
Santa Rita Tunnel
TAYOLTITA MILL
SAN ANTONIO MINE
TAYOLTITA TOWNSITE
SAN ANTONIO MILL
Airport
TAYOLTITA TAILINGS
SAN ANTONIO TAILINGS
San Luis H Tunnel
LA PUERTA
Graphics by: Watts, Griffis and McOuat Limited

N
0
1
5
Kilometres

Figure 5.

LUISMIN S.A. de C.V.

Infrastructure At Tayoltita

San Dimas District, Mexico

(after Luismin)

Infrastructure at the San Antonio mine included a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops, but the mine and mill are now shut-down.

5.5                            PHYSIOGRAPHY

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m above mean sea level ("amsl") on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

6. HISTORY

The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria Mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by a group known as Luismin S.A. de C.V.

Historical production through 2009 from the San Dimas District is estimated at 582 million ounces of silver and 10.8 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas District during 2009 was approximately 113,018 ounces of gold and 5.1 million ounces of silver respectively, while production in 2008 was approximately 86,700 ounces of gold and 5.1 million ounces of silver respectively.

TABLE 3.
LUISMIN MINE PRODUCTION

Area	Tonnes	Mill Head Grade
		g Ag/t	g Au/t
Tayoltita
1996	259,807	275	1.3
1997	281,011	272	2.4
1998	294,979	242	2.3
1999	302,248	247	2.7
2000	279,164	254	2.8
2001	241,445	278	3.0
2002	178,334	262	3.5

Santa Rita
1996	79,898	432	2.6
1997	87,058	399	2.3
1998	106,764	341	2.3
1999	126,138	366	2.2
2000	160,428	308	2.1
2001	144,148	334	2.3
2002	134,810	493	4.2

San Antonio
1996	131,746	377	6.2
1997	148,302	356	5.3
1998	141,176	274	4.2
1999	136,025	267	3.8
2000	144,842	263	3.8
2001	146,470	319	5.1
2002	140,205	389	6.1

San Dimas District
2003	423,673	428	5.2
2004	397,646	665	7.2
2005	507,529	497	7.4
2006	668,942	438	7.8
2007	685,162	341	6.3
2008	619,554	259	4.3
2009	673,311	249	5.4

7. GEOLOGICAL SETTING

The general geological setting of the San Dimas District is illustrated in Figure 6. Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG") separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units (Figure 7). The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 m thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 m thick, well-bedded Buelna andesite that is remarkably present throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 mm) volcanic rock fragments. It ranges in thickness from 50 to 250 m and is also prevalent throughout the district.

The overlying Productive Andesite is more than 750 m in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 mm plagioclase phenocrysts).

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 m thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita Mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 m. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

MLA MEX 2009 \ MLA_06_San_Dimas_Geology.cdr
Last revision date: Wednesday 12 May 2010

State of Durango
State of Sinaloa
Carboneras
NORTH
Guamuchil
Arana
25°
35°
33°
35°
10°
35°
Don Porfirio
CONTRA
ESTACA
76°
TAYOLTITA
24°6'
Limoncito
Peña Fault
35°
34°
Graphics by: Watts, Griffis and McOuat Limited
Legend:
Upper Volcanic Group
Piaxtla Intrusion
Arana Diorite And Intrusive Andesite
Lower Volcanic Group
Fault
Vein
Geologic Boundary
5°
Strike And Dip
Townsite
Mill
0
1
5
Kilometres

(After Henshaw, 1953; Randalll,1970; Smith and Hall, 1974; Nemeth,1976; Clarke, 1982; Enriquez,1995).

Figure 6.

LUISMIN S.A. de C.V.

Geologic Map Of The San Dimas District

San Dimas District, Mexico

(after Luismin)

Watts, Griffis and McOuat

MLAMEX 2009/MLA_07_LithoStratigraphy_SanDimas.cdr
Last revision date: Wednesday 12 May 2010

Watts, Griffis and McOuat

Age	Formation Member		Thickness (m)
Tertiary	Upper Volcanic Group	Capping Rhyolite	>1500
		Guarisamey Andesite	200-300
Upper Cretaceous	Lower Volcanic Group	Las Palmas Formation	30-300
		Camichin	50-300
		Productive	300-850
		Portal Rhyolite	50-250
		Buelna Andesite	20-75
		Socavon Rhyolite	250-750
		Piaxtla Intrusive	

Unconformity
Arana Diorite
?
veins
Bolaños Dike
Santa Rita Dike
San Luis Dike

Graphics by: Watts, Griffis and McOuat Limited

Figure 7.

LUISMIN S.A. de C.V.

Litho-Stratigraphic Column Of The San Dimas District
Mexico
(after Luismin)

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas District, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district however within most of the district is about 1,000 m thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east (Figures 8 and 9). In most cases, the faults are post ore in age and offset both the LVG and UVG.

All major faults display northeast-southwest extension and dip from near vertical (Peña fault) to less than 55° (Guamuchil fault). Offsets on the blocks range from a downthrow of 150 m on the Peña and Arana faults, to more than 1,500 m on the Guamuchil fault.

MLA MEX / MLA_15_SanDimas_District.dwg
Last revision date: Tuesday, 11 May 2010

Watts, Griffis and McOuat

395,000mE
2,680,000mN
2,675,000mN
2,670,000mN
2,665,000mN
2,660,000mN
Scale 1 : 100,000
0
1
5
kilometres
N
TAHONITAS
Veta Mitras
Veta Tahonitas
Veta Chirimollo Norte
Veta Tanquesitos
Rincon de Calabazas
El Ranchito
Rancho Tanquesitos
Carboneras
CARBONERAS FAULT
TINAJAS AREA
Veta Gurrola
Veta Franco
GUAMUCHIL FAULT
ARANA FAULT
TAYOLTITA
Veta Aurora
Veta Culebra
Veta Candelaria
ARANA HW
Veta 19-568
PENA FAULT
SAN VICENTE
Veta Luz y Reyes
SAN RAFAEL MINE
San Vicente
Veta San Rafael
Veta Noche Buena
San Dimas
Veta Pozoleria
Veta San Dimitas
Veta San Luis
CENTRAL BLOCK
Socavon
SAN EDUARDO TUNNEL
Veta La Huerta
Guarisamey
Veta Magdalena
Veta Santa Rita
SANTA RITA
Veta El Sol
SINALOA FAULT
DON PORFIRIO FAULT
La Soledad
Veta Coronado
Veta Robertita
Veta Tres Oros
SINALOA GRABEN
Veta Castellana
Veta Zacatera
WEST BLOCK
Santa Eulalia
Veta Guadalupe
SAN ANTONIO MINE
Contraestaca
GRABEN SINALOA TUNNEL
TREVIÑO TUNNEL
SAN FRANCISCO TUNNEL
TAYOLTITA
SAN LUIS TUNNEL
Veta El Oro
Veta Rosario
ROSARIO MINE
Veta San Isidro
ESCONDIDO TUNNEL
La Lechuguilla
PIAXTLA RIVER
LIMONCITO FAULT
EL CRISTO
Veta Guadalupe
Veta Cambujia
Veta Verdosa

Legend:

- Proposed Tunnel
- Tunnel done
- Vein
- Fault
- River

Figure 8.

LUISMIN S.A. de C.V.

Structural Map of the San Dimas District

(after Luismin)

Graphics by Watts, Griffis and McOuat Limited

395,000mE

MLAMEX \ MLA_09_San_Dimas_Geol_Sect.cdr
Last revision date: Wednesday 12 May 2010

W
E
San Antonio Mine
Castellana Mine
Tayoltita Mine
Santa Rita Mine
2,000m. above sea level
1,000m.
S.L.
Graphics by: Watts, Griffis and McOuat (Source: Department of Geology)
LITHOLOGY
Upper Volcanic Group
Capping Rhyolite
Guarisamey Andesite
Lower Volcanic Group
Las Palmas Formation
Camichin Formation
Productive Andesite
Portal Rhyolite
Buelna Andesite
Socavon Rhyolite
Intrusive Rocks
Arana Diorite
Intrusive Andesite
Piaxlta Batholith
Orebodies
0
500
1000
Meters

Figure 9.

LUISMIN S.A. de C.V.

Geologic Section Across the San Dimas District

(after Luismin)

Watts, Griffis and McOuat

8. DEPOSIT TYPES

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however hydrothermal activity continued for at least another 5.0 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

9. MINERALIZATION

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 15 m, but average 1.5 m. They have been followed underground from a few metres in strike-length to more than 1,500 m. Examples of veins with mineralization in the Favourable Zone extending over considerable distances are illustrated in the following three mined veins, each vein extending for more than 2,000 m, in the Tayoltita Mine, the San Luis Vein (Figure 10) and in the San Antonio Mine the Guadalupe Vein (Figure 11) and San Antonio Vein (Figure 12). Three major stages of mineralization have been recognized in the district:

1.	An early stage.
2.	An ore forming stage.
3.	A late stage quartz.

Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages:

a)	quartz-chlorite-adularia;
b)	quartz-rhodonite; and,
c)	quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 m); however, most average 150 m in strike-length. Down-dip extensions of ore shoots are up to 200 m but are generally less than the strike length.

MLA MEX \ MLA_05_San_Luis_Vein_LSect.ppt
Last revision date: Wednesday 12 May 2010

SW
NE
Bolaños Dike
Portal Rhyolite
Socavon Rhyolite
Arana Fault
San Luis Shaft
Productive Andesite
San Luis Ore body
Arana Hanging Wall
1000 m
Tayoltita Tunnel
Diorite Intrusive
Level 25
500 m
Piaxtla Granodiorite
Buelna Andesite
Favourable horizon
0
500
1000
M E T E R S
Explanation
Proven Ore
Probable Ore
Probable Ore by Drilling
Stope

Figure 10.

LUISMIN S.A. de C.V.

Longitudinal Cross-Section of San Luis Vein, Tayoltita Mine

(after Luismin)

Watts, Griffis and McOuat

MLA MEX \ MLA_04_Guadalupe_Vein_LSect.ppt
Last revision date: Wednesday 12 May 2010

SW
NE
Productive Andesite
Favourable Horizon
San Vicente Creek
Productive Andesite
600
600 m
900 m
Don Porfirio fault
Contraestaca fault
Socavon Rhyolite
Buelna Andesite
Sinaloa fault
Portal Rhyolite
Limoncito fault
Piaxtla Granodiorite
0
500
1000 m
Explanation
Proven Ore
Probable Ore
Probable Ore by Drilling
Stope

Figure 11.

LUISMIN S.A. de C.V.

Longitudinal Cross-Section of Guadalupe Vein

(after Luismin)

Watts, Griffis and McOuat

MLA MEX \ MLA_03_San_Antonio_Vein_LSect.ppt
Last revision date: Wednesday 12 May 2010

SW
NE
Dykes
Productive Andesite
Portal Rhyolite
600 m
Favourable Horizon
San Vicente Creek
Productive Andesite
600 m
Buelna Andesite
Sinaloa fault
Socavon Rhyolite
Contraestaca fault
Don Porfirio fault
Piaxtla Granodiorite
Graphics by: Watts, Griffis and McOuat Limited

0
500
1000 m
Explanation
Proven Ore
Probable Ore
Probable Ore by Drilling
Stope

Figure 12.

LUISMIN S.A. de C.V.

Longitudinal Cross-Section of San Antonio Vein

(after Luismin)

Watts, Griffis and McOuat

10. EXPLORATION

Typical of epithermal systems, the silver and gold mineralization at the San Dimas District exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone (Figure 13). At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, Ag:Au ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that Ag:Au ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the Ag:Au ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths (Figure 13).

Luismin applies a 30% probability factor to the volume of the favourable zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral etc.) to the mined out area plus the Mineral Reserve area. After a review of numerous longitudinal vein sections for our August 2002 report, WGM concluded that the application of the 30% factor was justified.

Exploration in 2009 was concentrated on the Sinaloa Graben, located between the West Block (San Antonio Mine) and the Central Block (Roberta Mine), on the Favourable Zone (boiling zone containing the epithermal silver and gold mineralization) of the down faulted block. Also during the first trimester of 2010 diamond drilling from inside the mine from the 22nd and 25th levels has verified the presence of NE-SW and E-W striking narrow quartz filled structures (0.2 to 0.90 m wide) in the Arana block carrying mineralization in the order of 300 g Ag/t and 5 g Au/t. A diamond drilling program on a 400 x 400 m grid is planned to start in April 2010 on this potential high grade gold zone. Drilling was also carried out in the Tayoltita and Santa Rita Mine areas.

MLAMEX \ MLA_10_Schem_Sect_Favourable_Zone.cdr
Last revision date: Wednesday 12 May 2010

TILTED ORE ZONE
Surface
Ag/Au Increase
Low metal ratios
Ag/Au
High grade ore
Ag/Au Increase
Intrusive
EXPLANATION
Quartz
Favourable Zone
Ore Shoots
Ore occurs in a 30% of the
Favourable Zone
Favourable Zone
Graphics by: Watts, Griffis and McOuat Limited
(Modified from Clarke, 1991)
0
1000
2000 m

Figure 13.

LUISMIN S.A. de C.V.

Schematic Section of the Favourable Zone
(Epithermal Mineralized Zone)
San Dimas District, Mexico
(after Luismin)

Watts, Griffis and McOuat

Exploration in the first trimester of 2010 consisting of 11,816 m of diamond drilling and 639 m of drifting was carried out in the Central Block, Robertita and Nancy Vein Systems and the Sinaloa Graben. This exploration outlined Mineral Resources of 142,033 tonnes containing 2.857 million oz Ag and 31,209 oz Au. The most significant amount of these resources were those that were developed in the Sinaloa Graben.

The Sinaloa Graben is a N-S trending block more than 7 km long by almost 2 km wide, bounded by two regional faults, Limoncito on the east and Sinaloa on the west (Figures 14 and 15) containing more than 10 veins of which only two, the San Juan and San Vicente veins have been mined with the remainder of the veins unexplored.

Table 4 lists the four drillholes and the development on Level 7-660 that confirm the presence of the mineralization and produced the resulting estimation of Mineral Resources.

TABLE 4.
SINALOA GRABEN BLOCK, MINERAL RESOURCES
(January to February 2010)

Drillhole	Tonnes	Au	Ag	True Width	Au	Ag
		(g/t)	(g/t)	(m)	(oz)	(oz)
Indicated Resources (by drilling)
TGS S-22	57,777	6.81	958	8.56	9,840	1,034,319
TGS S-15	50,768	8.08	403	7.52	13,192	657,201
TGS S-07	15,087	4.17	191	2.24	2,022	92,661
TGS 7-17	14,992	3.73	481	2.22	1,797	231,663

Proven and Probable Reserves
Level 7-660	4,714	3.13	189	1.24	474	28,596
Total Resources	143,338	5.93	444		27,325	2,044,440

Based on Luismin's past production and knowledge of the Favourable Zone, an Inferred Mineral Resource of 6.8 million tonnes has been estimated in the first trimester of 2010 in the Sinaloa Graben to contain some 1.1 million oz Au and 82.1 million oz Ag. With Luismin's numerous years of developing Inferred Mineral Resources into Mineral Reserves these resources indicate a long life to the mine and encourages further exploration and development of other areas in the mine.

MLA MEX \ MLA_01_San_Dimas_Plan.cdr
Last revision date: Wednesday 12 May 2010

DDH TGS-S-07
Robertita Vein Cut
Ag Au m
191 4.17 2.24
San Dimas District
Roberta & Robertita– Nancy Vn System
San Eduardo Tunnel
Exploration Budget 2010
Drilling (m) 30,000
Drifting (m) 1,200
Central Block
Tayoltita Block
Tayoltita mine
Central Block mine
Santa Rita mine
Sinaloa Graben Block
San Vicente Area
West Block
Pilar mine
San Antonio mine
Arana Hanging Wall Diamond Drilling Plan
Sinaloa Graben Diamond Drilling Plan
DDH TGS S-15
Vn Sinaloa Norte
Ag Au m
403 8.08 7.52
DDH TGS-S-22
Sinaloa Norte
Ag Au m
958 6.81 8.56m
DDH TGS-7-17
Julieta Vein
Ag Au m
481 3.73 2.22
SINALOA FAULT
LIMONCITO FAULT
GUAMUCHIL FAULT
ARANA FAULT
SAN FRANCISCO
CULEBRA
CANDELARIA
S. FERNANDO TUNNEL
S. ANITA TUNNEL
GUAMUCHIL TUNNEL
S. FRANCISCO RAMP
TREVIÑO TUNNEL
ESCONDIDO TUNNEL
SINALOA GRABEN TUNNEL
SAN LUIS TUNNEL
EL CRISTO TUNNEL
LA VERDOS RAMP
TAYOLTITA
Mill
Piaxtla River
ESPERANZA
S. RAFAEL
SAN VICENTE
NOCHE BUENA
LUZ Y REYES
ROBERTA
S. TERESA
CELIA
S. SALVADOR
S. LUCIA
ORO
ROSARIO
LA PUERTA
S. GABRIEL
EL ABRA
CAMICHIN
VERDOSA
BLENDITA
PATRICIA
S. HERMANOS
EL SOL
MINITAS
A
A′
B
B′
0 2.5
Kilometres
Legend:
Explanation
Proposed Tunnel
Tunnel Budget 2010
Tunnel done
Vein
Fault
River/Creek
Town
Mill
Graphics by: Watts, Griffis and McOuat Limited Source: San Dimas Geological Office
Watts, Griffis and McOuat

Figure 14.

LUISMIN S.A. de C.V.

Plan Map of San Dimas Mine Showing The Trend of High Grade Au-Ag

(after Luismin)

MLAMEX \ MLA_02_Sinaloa_Graben_Plan_CrossSection.cdr
Last revision date: Wednesday 12 May 2010

Graphics by: Watts, Griffis and McOuat Limited
NW
Sinaloa Graben Block.
SE
Santa Lucia
Rosario
Faults
Drilling Plan
Drifting Plan
Drifting Done
Drilling Plan 2010
Drifting Plan 2010
DDH TGS-S-22
Sinaloa Norte Vn
Ag Au m
958 6.81 8.56m
TGS-S-15
Sinaloa Norte Vn
Ag Au m
403 8.08 7.52
San Salvador
Zacatera-
Julieta
1,000m
Favorable zone
Limoncito
Ramp
S Graben Tunnel
500m
DDH TGS-S-07
Robertita Vn
Ag Au m
191 4.17 2.24
Roberta
Robertita
Marinas
Soledad
Castellana
DDH TGS-7-17
Julieta Vn
Ag Au m
481 3.73 2.22
N
401,000
400,000
Limoncito Flt.
TGS-S-02 y 03
San Dimas Creek
Celia-Castellana
Zacatera
San Salvador
San Ramon
Santa Lucia
S Graben Tunnel
Limoncito
Ramp
Sinaloa Flt.
Pilar
Mine
TGS-
S-04 & 05
2,268,000
TGS-S-07
Sn Mateo
2,267,000
Sta Eulalia
TGS-S-22
TGS-S-15
TGS-7-17
Sinaloa
Mine
Rosario
Nacho Bayo
0 500
Metres
Legend:
Cumbres Rhyolite (Trc)
Cumbres Rhyolite (Trc)
Productive Andesite (Kpa)
Rhyoilite (Kpr)
Buelna Andesite (Kba)
Socabon Rhyiolite (Krs)
Piaxtla Intrusive (Ktpcg)
Watts, Griffis and McOuat

Figure 15.

LUISMIN S.A. de C.V.

Plan and Cross Section of Sinaloa Graben

(after Luismin)

11. DRILLING

Exploration of the Favourable Zone at San Dimas District is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately US$45/m.

Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Nine diamond drill rigs and crews are employed in the mines, of which two are contracted.

Given that the majority (70%) of the Favourable Zone is not mineralized and the magnitude of the number of mine vein workings, it is WGM's opinion that confirmatory diamond drilling was not warranted and Wheaton did not conduct any independent diamond drilling during its due diligence exercise in 2002. WGM also visited an operating diamond drill rig underground and observed the core handling, and, later at the core shack, examined the drill core in detail, the sample splitting by diamond sawing, the bagging, tagging and shipment to the mine assay laboratory. All operations, observed by WGM, were being done in a professional manner. Core boxes are well marked and stored and very detailed geological logging is carried out.

12. SAMPLING METHOD AND APPROACH

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings:

1.	Samples of the mineralized zones exposed by the mine workings.
2.	Samples of the diamond drill core from the exploration/development drilling.

Samples are also collected but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples after being sawn in half are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

13. SAMPLE PREPARATION, ANALYSES AND SECURITY

At each of the mines, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 m intervals. Splits are also taken along the sample line to reflect geological changes. No sample length is greater than 1.5 m. Once the ore block has been outlined and the mining of the block begins the sample line spacing may be increased to 3.0 m. Sampling is done by chip-channel (the channel approximately 10 cm wide), cut across the vein. Sample chips of similar size are collected on a canvas sheet then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kg sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 g representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

WGM reviewed all the steps in the sample handling at the two mine assay laboratories (Tayoltita and San Antonio) from the initial recording and control of the numbers of incoming samples through the crushing, splitting, grinding and collecting of a subsample for fire assay. This is followed by the preparation for fire assay and cupellation and the weighing of the silver-gold and gold beads.

The procedures used by Luismin's assay laboratories are those introduced by the former American mine owners. Certain steps have through time become somewhat slack and could be improved i.e. more rolling of the pulp sample to be better homogenized, better control of the dust, rock chips in the crushing-grinding area, the need for air conditioning in the balance room for the bead weighing etc. WGM believes, however, that the sample preparation, analysis and security process is without any serious problems. WGM believes that the introduction of a new program of quality control would be advantageous and helpful.

14. DATA VERIFICATION

WGM did not collect any individual samples to verify the silver-gold mineralization at the Luismin mines. However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing. WGM also observed the pouring of numerous doré bars and receipts of payment from the sale of the doré bars.

WGM did not independently sample or assay any of the mineralization at the mines. WGM did observe the pouring of numerous doré bars and receipts of payment from the sale of doré bars and we are satisfied that the mines are producing silver and gold.

Luismin, starting in September 2005, has been sending on a regular basis (monthly or trimonthly), an approximate average of 70 duplicate samples per month to a commercial laboratory (SGS or Chemex). The samples are analyzed for their Au and Ag contents to check the analytical results of the Tayoltita mine laboratory. Samples are analyzed at the commercial laboratories using the same analytical procedures as the mine laboratory. Luismin plans to continue to monitor its mine assay results. WGM recommends that blind mine standards (high, medium low grade) and blind blanks be introduced into the analytical stream process.

In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold. These samples were also assayed at the Tayoltita, San Antonio and San Martin laboratories. In general, there was good correlation between the San Dimas laboratories and the outside laboratories and between the San Dimas laboratories.

As part of the verification of the reported precious metal production by Luismin, a review was carried out by WGM of the reported silver and gold ounces of production from the Luismin mining (smelting) operation and compared to the reported settlement of ounces for silver and gold. There was excellent agreement between the reported metal production (ounces) and the settlement (ounces) by the refinery.

Luismin's experience has shown considerable variation in grade within the mineralized shoots of the veins, and sampling of the muck piles is not routinely carried out.

15. ADJACENT PROPERTIES

Exploration over the past few years has been concentrated on finding new Mineral Resources/Mineral Reserves in the immediate area of the present mine workings. Luismin holds a very large land position around the present/past mine workings and as such there are no adjacent properties. More than 120 mineralized veins are known within the San Dimas district land holdings.

Tunnels driven to provide better access to the numerous producing mines continually cross-cut and discover new veins. In a helicopter flight over the land holdings surrounding the mines, WGM observed untested, relatively unknown, extensively hydrothermally altered areas characteristic of epithermal vein mineralization. These lands hold promise for future exploration.

16. MINING OPERATIONS

16.1                          GENERAL

The mines of Luismin in the San Dimas district consist of three underground gold and silver mining operations at Tayoltita, Central Block and Santa Rita. With the current and near term mine plans, the Central Block is scheduled to provide the San Dimas mine production. Production is programmed to come from: 10 veins (35 stopes) in the Central Block. With completion of the San Luis Tunnel, development of the Central Block has evolved to connect with the San Antonio mining area. This mining area is characterized by veins that dip 75° with variable widths and is currently being developed as an important mining area for San Dimas. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré.

The San Antonio Mill operation was put into care and maintenance in November 2003 with all milling consolidated to the Tayoltita Mill and all former San Antonio mine production considered part of the Central Block Mine operation.

San Dimas, the largest centre of Luismin operations, is located on the border of Durango and Sinaloa States. The district is characterized by the very rugged terrain of the Sierra Madre Occidental mountains with steep walled canyons and high mountain peaks which has presented challenges to the establishment of mining operations and haulage routes, mill sites and tailings management areas.

The production of the three mines of Luismin's San Dimas Mining operations in 2009 was 673,311 tonnes at 5.36 g Au/t and 249 g Ag/t.

16.2                          GROUND SUPPORT FOR MINING

The ground conditions throughout most of the San Dimas operations are good. Routine operations do not employ rockbolting or any other ground support with any regular pattern. In wider stopes where the veins are flat lying, some split sets are used and low-grade pillars are left for support. Apart from some minor problem areas, no bolting is used in the main haulage ramps and drifts. In areas that require ground support, steel arches and lagging has been used as well as shotcrete and screening. Luismin now employs a rock mechanics engineer to review ground conditions and mine planning on an ongoing basis.

16.3                          GRADE CONTROL

Grade control in the San Dimas operations is difficult to manage because of the inherent dilution of narrow vein mining. Additionally, the veins at San Dimas pinch and swell and have significant variation in grade over relatively short distances. Dilution is also added by uncemented waste rock that is used to backfill the stopes and used as a working base for subsequent cuts. Fill lines are marked by paint for reference while mucking on top of fill to reduce dilution. Chip sampling is completed at regular intervals across the back as headings are advanced. Mine geologists also mark grades directly on the stope walls to guide the mining advance. The visibility of the vein contacts and to a lesser extent the higher grade ore zones help to guide grade control within each stope.

During 2004, the operations at San Dimas mill throughput had to be reduced to maintain high recoveries from the higher grade ore being processed. The reduced milling rate ensured that the leach extraction and metal recoveries from solution could be optimized with the limited capacity limitation of this part of the mill circuit. This has provided the mining operations the opportunity to blend the ores to a more uniform grade and produce for a more stable mill operation. At the end of August 2004, the Tayoltita Mill operation was processing ores at gold and silver grades of 6.9 g/t and 524 g/t which are 60% and 36% higher than plan respectively.

High grade gold and silver ores continued to be mined in the years 2005 and 2006 that required continued blending of the ore for the mill, however with most of the production now coming from the Central Block blending of the ores is not required and is fed directly to the mill.

16.4                          OPERATIONS WORKFORCE

Luismin employs a combination of union and contracted workforce at the San Dimas operations with a total current workforce as of December 2009 of 1,071 with 654 at Tayoltita of which 234 are contracted, and 417 in the Central Block of which approximately 267 are contracted.

16.5                          DISCUSSION

WGM regards the diligence and work ethic of the Luismin management team as major contributors to the success of the Luismin operations. Their efforts are evident in the general order and cleanliness of the mines and mills and a testament to well run operations. Over the past 12 years the operations have made significant improvements in productivity. Over the past seven years the accident frequency per 1,000,000 man-hours has been reduced from an index of 8.53 in year 2004 to 2.14 in year 2009 and 1.61 in year 2010 (to date). There has been considerable progress, since the initial site visits in 2002, in the introduction of international guidelines throughout the operations.

17. MILLING OPERATIONS

17.1                          GENERAL

The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas. The Tayoltita Mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has an installed capacity of 2,100 tpd.

In 2009, the mill averaged 1,934 tpd.

The following summarizes the performance of the San Dimas milling operations during 2009.

Tonnes milled	673,311
Grade Ag (g/t)	248.7
Grade Au (g/t)	5.36
Recovery (Ag)	94.6%
Recovery (Au)	97.4%
Oz (Au)	113,018
Oz (Ag)	5,093,385

17.2                          TAYOLTITA MILL

The Tayoltita mill presently employs two-stage crushing and two ball mills (12' x 14') that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant ("CCD") circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two positive displacement pumps operating in parallel move a high density tailings (53% solids) slurry to a box canyon 1,847 m east and up 125 m from the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 oz silver and gold doré bars (average 96% pure).

The Tayoltita Mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 1,500 tpd to replace the capacity required for shutdown of the San Antonio Mill. Currently the Tayoltita Mill is operating at 2,100 tpd.

The 2,100 tpd expansion since 2003 included a new cone crusher and dust collection/system and the installation of a 1,000 hp ball mill providing two stage grinding (Figure 16). The expansion retrofitted a number of existing tanks for higher capacity for solid liquid separation. Included in the expansion was increased automation and process controls as well as a general upgrade of the plant power distribution and control system.

MLA MEX / MLA_03_Flow_Chart_El_Perihuete_2100TPD.cdr
Last revision date: Wednesday 12 May 2010

Watts, Griffis and McOuat

Legend:
Enriched solution
Barren solution
Precipitate
Return solution
Pulp
Dore
Zinc
Furnace Slag
Tailings
Industrial water
Trucks
Coarse bin
Vibrating feeder
Belt
Jaw crusher
Super Agitator
Jaw crusher
Drying oven
Induction Furnace
Precipitate car
Furnace product
Vault
Gold Dore bricks
Return solution
Pumps
Tailings

Equipment Characteristics

COARSE BIN CAP. 750 T
BELT #1 36"(W) X 49.1' (L)
JAW CRUSHER PETTIBONE 20" X 36"
BELT #2 24" (W) X 160.6' (L)
INTERMED. BIN CAP. 375 T
VIBRATING SCREEN TRAYLOR 8' X 16'
BELT #3 36" (W) X 18.5' (L)
BELT #4 36" (W) X 77.5' (L)
BELT #5 36" (W) X 86.1' (L)
SECONDARY CRUSHER 300 HP
BELT #6 24" (W) X 750.7' (L)
FINES BIN #1 & #2 CAP. 1000 T (EACH)
MILL (2) 12' X 14' MARCY
PRIMARY THICKENER #1 48' X 12' (DIAM. X H)
PRIMARY THICKENER #2 (HI CAP.) 55' X 10' (DIAM. X H)

AGITATOR (7) 30' X 24' (DIAM. X H)
AGITATOR (1) 30' X 20' (DIAM. X H)
SUPER AGITATOR (6) 50' X 30' (DIAM. X H)
INTERM. THICKENER (2) 30' X 10' (DIAM. X H)
INTERM. THICKENER (1) HI CAP. 48' X 10' (DIAM. X H)
SUPER THICKENER (2) 50' X 30' (DIAM. X H)
"BUTTER FILTERS" (9) CAP. 15 M^3 (EACH)
"SPARKLER SHEET" FILTERS (2)
AUTOJET SHEET FILTERS (2)
FILTER PRESS (1) 36" L (TRIANGULAR)
FILTER PRESS (8) 36" L (SQUARE)
FILTER PRESS (1) 60" L (SQUARE)
INDUCTION FURNACE (2) 450 KG CAP.
GEHO TZPM – 180 PUMPS (3)
DELKOR THICKENER 50 FT HI-PAC

Figure 16.

LUISMIN S.A. de C.V.

Flowsheet of El Perihuete 2100TPD Processing Plant

(after Luismin)

Graphics by: Watts, Griffis and McOuat Limited

18. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

18.1                          GENERAL

The Proven and Probable Mineral Reserves, estimated by Luismin as of December 31, 2009 for the three operating mines in the San Dimas District, Tayoltita, Santa Rita and San Antonio/Central Block are 5.589 million tonnes at 339 g Ag/t and 4.80 g Au/t.

Similarly an Inferred Mineral Resource, separately reported and estimated by Luismin, is about 15.166 million tonnes at an approximate grade of 317 g Ag/t and 3.31 g Au/t. Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

WGM reviewed the estimation methods used by Luismin and found them reasonable, and believes that the above Mineral Reserve and Mineral Resource estimates fairly represent the Mineral Reserve/Mineral Resource potential.

WGM is not aware of any environmental, permitting legal, title, tax, socio-economic, marketing or any other relevant issue that might materially affect the Mineral Reserve and Mineral Resource estimates.

18.2                          LUISMIN APPROACH

Rather than calculating Mineral Resources/Mineral Reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, Luismin estimates the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine Mineral Reserves. The minimum mining width is 0.9 m; however, on occasion where very high grade values are encountered over intervals less than 0.9 m, the minimum mining width is calculated to 0.9 m, using zero grade gold and silver values for the additional width required to meet 0.9 m.

Luismin's practice is to apply gold and silver correction factors to the grades as estimated for the in situ mineralization to correlate with the head grades of the mill feed. The correction factors account for losses in gold and silver values in the cut-and-fill mining method as well as for dilution.

18.3                          PAH AUDIT

Luismin has retained Pincock, Allen and Holt ("PAH") on three occasions to audit the reserves and resources of the operations. PAH visited the three mines of San Dimas and the San Martin mines in December 1999. PAH has produced three reports1 dated September 1998, April 2000 and January 2001 reporting on Luismin Resource/Reserve estimates dated June 30, 1998, December 31, 1999 and October 31, 2000.

PAH’s approach to audit the Mineral Reserves was to:

  review the parameters used to estimate resources and reserves;
  review the methods of estimation and classification;
  check calculations of grade, width and/or tonnage on individual blocks of reserves; and, review the predicted reserves against production for the same areas on an annual basis.

The results of PAH’s audit found no significant errors in calculation of the Mineral Reserves.

PAH also reviewed Luismin’s estimate of Inferred Resources and stated:

"Based on a historical review of the tonnage of material that was originally estimated as…[Inferred Resources]…and the tonnage of material that was ultimately mined or defined as mineable reserves, it is PAH’s opinion that there is a high probability that further exploration and mine development will convert a substantial amount of these resources into mineable reserves."

PAH’s statement of Inferred Resources in the January 2001 report is essentially equivalent to the statement of Inferred Resources in this report. While there are minor discrepancies between the PAH and the WGM reports, in our opinion these are not material.

18.4                          VOLUME ESTIMATE

The sample data are posted on level plans, and a geologist defines the limits of mineralization across and along the vein to determine the block lengths for mining and Mineral Reserve estimation. The data are then transferred to longitudinal sections and the volume of the block is calculated based on the average mineralized width of the vein and the measured longitudinal area (corrected for the dip of the vein).

___________________________________
1Reports included audit of the previous owned and operated La Guitarra Mine.

18.5                          TREATMENT OF HIGH GRADE ASSAYS

Cutting of high grade values is sometimes carried out by the geologist estimating the tonnage and grade of a block. Luismin informed us that the rule for the cutting of high grade silver values, i.e. those greater than 350 g Ag/t, is to average the high grade value with the silver values of the samples immediately adjacent on either side of the high grade sample, i.e. the average of three sample values. If the high grade value of the sample is equal to, or greater than three times the average then both the silver and gold values of the high grade sample are cut in half.

18.6                          TONNAGE FACTOR

The tonnage factor for the mines that use the metric system is to multiply the volume in cubic metres by 2.7 (SG) to give tonnes and similarly in the mines using the English system to divide the volume, in cubic feet, by 13 to give tonnes. WGM believes that these factors are reasonable.

18.7                          DILUTION

Prior to October 2000, an empirical dilution curve was applied to correct the silver and gold values at the mines of the San Dimas District. The curve was developed from years of experience measuring the head grade in the mill at the Tayoltita mine. However, as the silver grades mined decreased, a statistical study in 1999 showed that the empirical dilution curve was no longer appropriate. The 1999 statistical study was based on more than 12,000 data entries from the various mines compared to the head grades of the mill. The results indicated the need to apply the following new correction factors to both silver and gold values.

Since November 2000, grade corrections of -15%, or 0.85 by silver grade, and –5%, or 0.95 by gold grade, have been applied. The adjustments incorporate, in WGM's opinion, grade differences due principally to dilution and to mining losses but also correct, according to Luismin, other factors that affect the results of the silver and gold assays, namely: 1) the collecting and splitting of the samples; 2) grinding contamination in the assay lab; 3) contamination during the cupellation of samples with very high values in silver and gold; and, 4) weighing errors in determining the gold and silver grades of the samples. A tonnage mining dilution of 10% is applied after the grade correction.

To account for narrow veins, an additional dilution factor of 10% (at zero grade) is also applied to blocks less than 5,000 tonnes at the San Dimas mines.

Luismin does not apply a mining recovery factor but since the reserve tonnes balance well with the tonnage mined, WGM estimates that mining recovery is already included in the estimation.

18.8                          CUTOFF GRADE

The calculation of the minimum cutoff grade is based on market metal prices (adjusted monthly) for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cutoff grade. The same cutoff grade is applied to each of the mining areas in the San Dimas district. The cutoff grade, for estimation of reserves at the San Dimas mines, as of December 31, 2009, was US$84.79/t.

18.9                          CLASSIFICATION OF RESERVES

The terminology used by Luismin to designate Measured and Indicated Mineral Resources and Proven and Probable Mineral Reserves is in general agreement with the CIM Standards as adopted in NI 43-101. Luismin’s Mineral Resource categories "potential resource" and "drill inferred resource" would, under the CIM Standards, be called Inferred Mineral Resources. We have used the term Inferred Mineral Resources for this material throughout this report.

The following criteria are used by Luismin to classify Proven and Probable Mineral Reserves. The distance for vertical projections for Proven Mineral Reserves and Probable Mineral Reserves is a function of the length of the block, defined as follows:

Block Length	Maximum Vertical Projection	Maximum Vertical Projection
	for Proven Mineral Reserves	for Probable Mineral Reserves
Less than 15 m (50 ft)	4 m (12 ft)	8 m (24 ft)
15 to 45 m (50 to 148 ft)	8 m (24 ft)	16 m (52 ft)
45 to 85 m (148 to 279 ft)	16 m (52 ft)	32 m (105 ft)
Greater than 85 m (279 ft)	20 m (65 ft)	40 m (135 ft)

Blocks are adjusted to reflect faults, old workings and/or vein intersections.

Luismin also estimates Probable Mineral Reserves by diamond drilling. A square is drawn on the vertical longitudinal section with the drillhole centered on the square. The shape and size of the block depends upon the geological interpretation with the maximum size of the block based on the thickness of the vein as follows:

Vein Thickness	Size of Block
Less than 1.0 m	25 x 25 m
1.0 to 1.5 m	35 x 35 m
Greater than 1.5 m	50 x 50 m

Drillhole blocks, based on drillhole assays 50 m or less from underground workings, are classified as "probable reserves from drilling". If the drillhole assays are more than 50 m from sampled underground workings or adjacent drillholes, the block is classified as Inferred Resources.

Luismin also estimates Inferred Mineral Resources based on the geological interpretation of partially explored veins and the vertical extent of the "Favourable Zone" of the epithermal mineralization. An average grade is determined from the average metal values of widely spaced samples collected variously, when present, from outcrops, widely spaced drillholes and underground workings.

Past mining experience shows that economic mineralization is confined to an epithermal zone with a distinct top and bottom called the Favourable Zone and that mineralization within a vein in the Favourable Zone is very irregular but statistically occupies 30% of vein in the zone. The extent of extrapolation of an individual vein in the Favourable Zone is based on structural and stratigraphic relationships supported by geochemical trace element studies and fluid inclusion studies. The extrapolation of a particular vein is based on various individual criteria, e.g. the height of the Favourable Zone, the knowledge of the structure and its extension through the interception of the structure in underground workings, by surface exposure and/or by intersection with diamond drillholes. The strength, width and character of the individual vein determine the geological confidence in the distance of the extrapolation of the vein.

A total of more than 100 veins, at Tayoltita, San Antonio and Santa Rita (Figure 17), comprise the Inferred Mineral Resource of the San Dimas District. The various veins and the corresponding length, width and height projected are used to determine the total volume/tonnage of the Favourable Zone and ultimately the 30% of the total tonnage figure represents the Inferred Mineral Resources.

MLA MEX / MLA_07c_San_Dumas_Regnl_Structures.dwg (Layout: 50k L)
Last revision date: Tuesday 11 May 2010

400,000m.E
404,000m.E
408,000m.E
2,670,000m.N
2,666,000m.N
2,662,000m.N
SAN DIMAS
SAN VICENTE
LAS PALMAS
GRAL. RAFAEL BUELNA
GUARISAMEY
CASTELLANA MINE
SAN ANTONIO MINE
TUNEL TREVIÑO
SANTA RITA MINE
TAYOLTITA
CONTRA ESTACA
PRESA CUPIAS
TAYOLTITA MINE
TUNEL SAN LUIS
EL CRISTO MINE
PIAXTLA
LA PUE
RIO
N
Scale 1 : 50,000
0
500
2,500
Metres
Legend:
Vein
Fault
River
Graphics by Watts, Griffis and McOuat Limited

Figure 17.

LUISMIN S.A. de C.V.

Regional Structure and Known Veins

San Dunas District, Mexico

(after Luismin)

Watts, Griffis and McOuat

18.10                        RECONCILIATION BETWEEN RESERVES AND PRODUCTION

The most useful test of a Mineral Reserve estimate at an operating mine is a review of the tonnes and grade predicted by the reserve estimate against the results of production from the same area. Reconciliation between the reserves of the Tayoltita/Santa Rita mines and the San Antonio mine, and production from the same areas for the period 1978 to 2009 is shown on Tables 5 and 6. In November 2003, the mill at San Antonio was closed and all milling operations from the three mines are now carried out at the Tayoltita mill. However the reconciliation between the two mill/mine operations showed very close agreement and the same is expected at the Tayoltita mill.

18.11                        DISCUSSION

Luismin does not include the Inferred Mineral Resources in its Mineral Reserve Estimate. The Inferred Mineral Resources are targets to develop additional reserves. To determine how successful they had been in converting Inferred Mineral Resources into Mineral Reserves, Luismin geologists studied a number of veins in each of the four mines. It is important to note that the study did not include all the veins that were mined during the period and thus the mine production for the same period will be greater. Table 7 illustrates the percentage of the resources that Luismin has successfully transferred into reserves from selected veins, at each of the mines, over the 20 year period (1979 to 1998). Luismin records, over the 20 year period, show that follow-up exploration has converted on average almost 90% of the Inferred Mineral Resources into Mineral Reserves.

The Inferred Mineral Resources of the San Dimas District as of December 31, 2009 as estimated by Luismin and reviewed by WGM are shown in Table 8. Tables 9, 10 and 11 give the breakdown of the individual veins summarized in Table 8.

During WGM’s review of Luismin’s Resource/Reserve estimation procedures, a detailed step-by-step estimation of a block by WGM produced a similar tonnage and grade estimate to that produced by Luismin.

Recent exploration of five veins along the San Fernando Tunnel (Figure 18) in the area known as the Central Block has outlined more than 2.1 million tonnes of Mineral Reserves containing significant gold and silver values. Figures 19 through 23 illustrate the Mineral Reserve blocks along longitudinal sections of the five veins.

TABLE 5.
RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION – TAYOLTITA -SANTA RITA
(1978-2009)

YEAR		TONNES		SILVER GRADE			GOLD GRADE			SILVER CONTENT			GOLD CONTENT
			Variance	g Ag/t		Variance	g Au/t		Variance	Contained oz		Variance	Contained oz		Variance
	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%
1978	156,000	159,628	2.30%	400	404	1.00%	7.00	7.10	1.40%	2,006,207	2,073,424	3.4%	35,109	36,438	3.8%
1979	156,000	161,428	3.50%	400	395	-1.30%	7.00	6.50	-7.10%	2,006,207	2,050,094	2.2%	35,109	33,735	-3.9%
1980	162,000	162,290	0.2	390	381	-2.3	6.40	6.40	0	2,031,284	1,987,991	-2.1%	33,334	33,394	0.2%
1981	162,000	155,837	-3.8	390	468	20	6.40	7.80	21.9	2,031,284	2,344,845	15.4%	33,334	39,080	17.2%
1982	162,000	158,163	-2.4	390	483	23.8	6.40	7.70	20.3	2,031,284	2,456,121	20.9%	33,334	39,155	17.5%
1983	195,000	176,643	-9.4	383	422	10.2	6.50	6.90	6.2	2,401,179	2,396,661	-0.2%	40,751	39,187	-3.8%
1984	216,000	200,256	-7.3	396	424	7.1	6.30	6.60	4.8	2,750,047	2,729,915	-0.7%	43,751	42,493	-2.9%
1985	202,800	197,864	-2.4	422	433	2.6	5.30	6.30	18.9	2,751,513	2,754,561	0.1%	34,557	40,077	16.0%
1986	236,300	222,295	-5.9	396	423	6.8	5.77	6.20	8.8	3,008,500	3,023,206	0.5%	43,836	44,311	1.1%
1987	224,055	200,323	-10.6	348	310	-10.9	3.90	3.93	-6.7	2,506,831	1,996,596	-20.4%	28,094	25,311	-9.9%
1988	222,520	256,756	1.9	346	319	-7.8	3.67	4.38	-10.3	2,475,348	2,325,665	-6.0%	26,256	36,156	37.7%
1989	224,475	254,142	-0.1	312	262	-16	3.33	3.95	-8.6	2,251,716	1,888,088	-16.1%	24,033	32,275	34.3%
1990	229,607	214,025	-6.8	287	248	-13.6	2.50	3.58	-2.9	2,118,645	1,706,530	-19.5%	18,455	24,634	33.5%
1991	149,760	158,120	5.6	335	275	-17.9	2.90	3.33	-16.5	1,612,990	1,398,032	-13.3%	13,963	16,929	21.2%
1992	234,685	237,580	1.2	341	311	-8.8	2.26	3.49	5.8	2,572,947	2,375,571	-7.7%	17,052	26,658	56.3%
1993	293,885	297,581	1.3	285	303	6.3	2.90	3.32	-6.5	2,692,858	2,898,982	7.7%	27,401	31,764	15.9%
1994	300,150	300,711	0.2	307	286	-6.8	2.30	2.95	-10.5	2,962,565	2,765,114	-6.7%	22,195	28,521	28.5%
1995	303,891	323,803	6.6	315	301	-4.4	2.00	3.06	-5.9	3,077,652	3,133,611	1.8%	19,541	31,856	63.0%
1996	334,225	339,704	1.6	311	312	0.3	1.90	3.30	4.1	3,341,877	3,407,634	2.0%	20,417	36,042	76.5%
1997	366,206	368,069	0.5	306	299	-2.3	2.20	3.32	-0.2	3,602,782	3,538,328	-1.8%	25,902	39,288	51.7%
1998	388,163	401,743	3.5	274	264	-3.6	1.85	3.06	-5.1	3,419,446	3,409,975	-0.3%	23,088	39,524	71.2%
1999	414,400	428,386	3.4	294	278	-5.4	2.37	3.05	2.7	3,917,042	3,828,933	-2.2%	31,576	42,007	33.0%
2000	432,690	439,590	1.6	288	274	-4.9	2.50	3.12	1.4	4,006,457	3,868,390	-3.4%	34,778	44,095	26.8%
2001	440,720	385,660	-12.5	273	299	9.7	2.33	3.55	18.9	3,868,268	3,706,692	-4.2%	33,015	44,017	33.3%
2002	330,225	313,145	-5.2	350	363	3.1	3.94	3.80	9.5	3,715,943	3,634,536	-2.2%	41,831	38,271	-8.5%
2003	513,296	423,673	-17.46	353	428	21.10	3.60	5.20	44.44	5,827,157	5,824,513	0.0%	59,410	70,831	19.2%
2004	530,913	397,647	-25.10	385	525	36.47	4.32	6.90	59.72	6,571,662	6,717,055	2.2%	73,739	88,214	19.6%
2005	662,264	507,529	-23.36	371	497	34.19	4.27	7.40	73.30	7,890,921	8,114,662	2.8%	90,918	120,749	32.8%
2006	709,800	688,942	-2.94	450	438	-2.62	6.00	7.76	29.35	10,269,271	9,706,131	-5.5%	136,924	171,906	25.5%
2007	724,500	685,162	-5.43	405	341	-15.93	6.95	6.27	-9.76	9,433,753	7,500,695	-20.5%	161,888	138,163	-14.7%
2008	720,353	657,479	-8.73	335	259	-22.63	6.30	4.25	-32.54	7,758,563	5,479,084	-29.4%	145,907	89,838	-38.4%
2009	605,000	673,311	11.29	300	247	-17.53	5.21	5.35	2.58	5,835,362	5,355,786	-8.2%	101,385	115,748	14.2%

TABLE 6.
RECONCILIATION BETWEEN PREDICTED RESERVES AND ACTUAL PRODUCTION – SAN ANTONIO (1987-2002)

YEAR	TONNES			SILVER GRADE			GOLD GRADE			SILVER CONTENT			GOLD CONTENT
			Variance	g Ag/t		Variance	g Au/t		Variance	Contained oz		Variance	Contained oz		Variance
	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%	Predicted	Actual	%
1987	50,416	35,136	-30.3%	305	287	-5.9%	5.60	5.80	3.6%	494,386	324,214	-34.4%	9,077	6,552	-27.8%
1988	93,000	88,795	-4.5%	309	286	-7.4%	7.80	6.54	-16.2%	923,930	816,493	-11.6%	23,323	18,671	-19.9%
1989	90,000	92,855	3.2%	315	260	-17.5%	6.80	8.40	23.5%	911,488	776,205	-14.8%	19,677	25,077	27.4%
1990	90,000	94,568	5.1%	287	221	-23.0%	6.70	7.37	10.0%	830,467	671,946	-19.1%	19,387	22,408	15.6%
1991	90,000	91,827	2.0%	324	338	4.3%	5.80	5.72	-1.4%	937,530	997,895	6.4%	16,783	16,887	0.6%
1992	97,000	94,386	-2.7%	360	364	1.1%	5.80	6.00	3.4%	1,122,721	1,104,604	-1.6%	18,088	18,208	0.7%
1993	93,564	63,025	-32.6%	351	358	2.0%	5.60	5.30	-5.4%	1,055,878	725,427	-31.3%	16,846	10,740	-36.2%
1994	93,185	90,235	-3.2%	340	359	5.6%	5.10	5.90	15.7%	1,018,645	1,041,519	2.2%	15,280	17,117	12.0%
1995	98,286	114,201	16.2%	373	359	-3.8%	6.30	6.20	-1.6%	1,178,686	1,318,142	11.8%	19,908	22,765	14.3%
1996	115,913	131,747	13.7%	381	366	-3.9%	6.10	6.04	-1.0%	1,419,890	1,550,314	9.2%	22,733	25,584	12.5%
1997	138,688	148,302	6.9%	385	333	-13.5%	5.80	5.17	-10.9%	1,716,712	1,587,775	-7.5%	25,862	24,651	-4.7%
1998	144,000	141,176	-2.0%	386	259	-32.9%	5.70	4.03	-29.3%	1,787,094	1,175,597	-34.2%	26,390	18,292	-30.7%
1999	132,188	136,025	2.9%	261	251	-3.8%	3.40	3.43	0.9%	1,109,252	1,097,716	-1.0%	14,450	15,001	3.8%
2000	134,990	144,840	7.3%	267	263	-1.5%	3.60	3.75	4.2%	1,158,806	1,224,735	5.7%	15,624	17,463	11.8%
2001	152,720	146,470	-4.1%	315	334	6.0%	3.65	5.07	38.9%	1,546,693	1,572,870	1.7%	17,922	23,876	33.2%
2002	154,267	140,205	-9.1%	309	389	25.9%	5.08	6.14	20.9%	1,532,601	1,753,520	14.4%	25,196	27,678	9.8%
Total	1,768,217	1,753,793	0.8%	320	315	-4.6%	5.39	5.51	2.3%	18,744,779	17,738,971	-5.4%	306,546	310,969	1.4%

TABLE 7.
LUISMIN, S.A. DE C.V. OPERATING MINES
INFERRED MINERAL RESOURCES TRANSFORMED INTO MINERAL RESERVES (1979-1998)

Mine	Inferred Mineral	Grade		Production[2]	Grade		Actual	Grade		Production &	Transfer[4]
	Resources[1]						Reserves[3]			Actual Reserves
		(g Ag/t)	(g Au/t)	(t)	(g Ag/t)	(g Au/t)	(t)	(g Ag/t)	(g Au/t)		(%)
Tayoltita	4,300,000	406	3.8	3,201,919	419	4.22	633,000	307	2.69	3,835,000	89
Santa Rita	900,000	336	3.4	479,646	440	2.84	340,000	381	2.73	819,000	91
San Antonio	2,100,000	336	4.8	1,162,752	334	5.67	349,000	223	2.52	1,511,000	72
San Martin*	1,200,000	45	3.7	899,583	43	3.34	1,065,000	45	3.46	1,965,000	164
La Guitarra**	800,000	350	3.0	466,952	246	3.27	363,000	292	2.96	830,000	104
Total	9,300,000	330	3.9	6,210,900	337	4.18	2,750,000	202	3.00	8,961,000	96

1.	Inferred Mineral Resources at the beginning of the project of veins selected for study.
2.	Not the total production from the mines for the period.
3.	Reserves of the veins analyzed for Tayoltita, Santa Rita and San Antonio, does not include total reserves for those mines.
4.	Percentage of resources transformed into reserves.
5.	Figures rounded.
*	San Martin Mine (previously owned Luismin Mine).
*	La Guitarra mine (a previously owned Luismin mine).

TABLE 8.
INFERRED MINERAL RESOURCES OF SAN DIMAS DISTRICT GEOLOGY DEPARTMENT
(as of December 31, 2009)

Area	SG	%	Metric	Average Grade		Content (Troy oz) x 10[3]
		Probability	Tonnes x 10[6]	(g Ag/t)	(g Au/t)	(Ag)	(Au)
Tayoltita	2.70	30	6.765	306	2.90	66,618	632
Santa Rita	2.70	30	3.495	336	2.30	37,705	259
San Antonio	2.70	30	4.905	319	4.58	50,306	722
Total			15.166	317	3.31	154,629	1,612

All Mineral Resources are diluted. Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

TABLE 9.
LUISMIN S.A. DE C.V.,
TAYOLTITA MINE INFERRED RESOURCES
(As of December 31, 2009)

Vein	Longitude	Height	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
	(m)	FZ (m)	(m)	2.7	30%	Tonnes	(g/t)	(g/t)	(Ag)	(Au)	oz Au Eq.
Tayoltita
Arana	500	250	2.50	2.70	0.30	253,125	278	2.80	2,262,443	22,787	59,475
Arana Centro-Norte	268	150	2.00	2.70	0.30	65,223	314	2.20	658,458	4,613	15,291
Veta de Crucero	200	100	1.20	2.70	0.30	116,640	306	3.46	1,147,537	12,975	31,584
Vetas Tipo Manto 3	200	100	1.50	2.70	0.30	72,900	250	2.50	585,956	5,860	15,362
Veta 27-317	300	150	1.50	2.70	0.30	54,675	264	2.00	464,077	3,516	11,041
Veta San Luis	200	150	1.50	2.70	0.30	36,450	358	5.10	419,545	5,977	12,780
Veta 15-207	350	150	1.50	2.70	0.30	63,788	251	1.87	514,767	3,835	12,183
Maria Elena	250	100	1.50	2.70	0.30	30,375	248	1.80	242,195	1,758	5,685
Veta 27-326	375	150	1.50	2.70	0.30	68,344	258	2.10	566,913	4,614	13,808
Veta 22-930	200	150	1.50	2.70	0.30	36,450	232	1.97	271,884	2,309	6,718
Veta 27-312	309	150	1.50	2.70	0.30	56,315	233	1.65	421,871	2,987	9,829
Veta 27-328	350	150	1.50	2.70	0.30	63,788	223	1.44	457,339	2,953	10,370
Arana del Bajo	200	150	1.50	2.70	0.30	36,450	253	3.34	296,494	3,914	8,722
Ramaleos Este de Arana	100	150	1.50	2.70	0.30	18,225	319	3.20	186,920	1,875	4,906
Veta Nueva	200	150	1.50	2.70	0.30	36,450	182	1.60	213,288	1,875	5,334
Veta 25-300	133	150	1.50	2.70	0.30	24,239	297	2.84	231,459	2,213	5,967
Veta 25-065	200	100	1.50	2.70	0.30	24,300	296	1.95	231,257	1,523	5,274
Sistema 25-830 (Alto Arana)	500	200	1.50	2.70	0.30	121,500	300	2.50	1,171,913	9,766	28,770
Subtotal						1,179,237	273	2.51	10,344,316	95,352	263,098

Alto Arana Norte
Tayoltita Tunel
Cedral Este	500	350	2.00	2.70	0.30	283,500	262	1.50	2,388,098	13,672	52,398
Culebra (Alto de Arana)	400	150	1.50	2.70	0.30	72,900	299	2.80	700,804	6,563	17,927
Veta 19-560	500	200	1.50	2.70	0.30	121,500	250	2.50	976,594	9,766	25,603
Veta 25-730 - Guadalupe	500	350	1.77	2.70	0.30	250,898	295	3.00	2,379,666	24,200	62,789
Victoria del Bajo	200	150	1.50	2.70	0.30	36,450	251	2.40	294,150	2,813	7,583
V. Yadira - Candelaria	350	350	1.77	2.70	0.30	175,628	297	1.77	1,677,060	9,995	37,190
Subtotal						940,876	278	2.22	8,416,371	67,008	203,490

Alto Arana Sur
San Eduardo Tunel
Blendita Vein System	600	250	2.00	2.70	0.30	243,000	308	1.78	2,406,327	13,907	52,928
Alejandra-Pablo	600	200	2.00	2.70	0.30	194,400	200	7.00	1,250,040	43,751	64,022
Claudia	600	200	2.00	2.70	0.30	194,400	320	2.20	2,000,064	13,750	46,184
El Carrizo	470	200	2.00	2.70	0.30	152,280	250	6.00	1,223,998	29,376	49,225
Liliana-Ofelia	700	350	2.00	2.70	0.30	396,900	399	1.80	5,091,570	22,969	105,535
Pochote	700	350	2.00	2.70	0.30	396,900	318	4.00	4,057,943	51,043	116,848
Agua Caliente	700	350	2.00	2.70	0.30	396,900	350	3.00	4,466,289	38,282	110,709
Subtotal						1,974,780	323	3.36	20,496,232	213,080	545,451

Tahonitas Area
Minitas	800	200	1.20	2.70	0.30	155,520	350	3.00	1,750,056	15,000	43,380
El Pinito	500	200	1.20	2.70	0.30	97,200	350	3.00	1,093,785	9,375	27,112
Tahonitas	500	200	1.20	2.70	0.30	97,200	350	3.00	1,093,785	9,375	27,112
Chirimollo	500	200	1.20	2.70	0.30	97,200	350	3.00	1,093,785	9,375	27,112
Subtotal						447,120	350	3.00	5,031,412	43,126	124,717

TABLE 9.
LUISMIN S.A. DE C.V., TAYOLTITA MINE INFERRED RESOURCES
(As at December 31, 2009), (continued)

Vein	Longitude	Height	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
	(m)	FZ (m)	(m)	2.7	30%	Tonnes	(g/t)	(g/t)	(Ag)	(Au)	oz Au Eq.
Area Tinajas
San Francisco Oeste	500	350	2.50	2.70	0.30	354,375	290	1.90	3,304,143	21,648	75,229
San Francisco Este	500	350	2.50	2.70	0.30	354,375	290	1.90	3,304,143	21,648	75,229
Subtotal						708,750	290	1.90	6,608,285	43,296	150,457

TOTAL						5,250,763	301	2.74	50,896,616	461,862	1,287,212

El Cristo Area
La Luz	400	300	2.00	2.7	0.3	194,400	300	3.50	1,875,060	21,876	52,282
Santa Gertrudis	687.5	300	2.00	2.7	0.3	334,125	250	4.00	2,685,633	42,970	86,521
Santa Cruz	350	250	1.00	2.7	0.3	70,875	300	3.50	683,616	7,976	19,061
Joliet	500	200	1.00	2.7	0.3	81,000	250	4.00	651,063	10,417	20,975
Olivia	400	200	1.00	2.7	0.3	64,800	280	3.00	583,352	6,250	15,710
Guadalupe 4	250	200	1.00	2.7	0.3	40,500	280	2.50	364,595	3,255	9,168
Camichin	540	250	2.00	2.7	0.30	218,700	496	3.30	3,487,612	23,204	79,760
Tejas	540	250	2.00	2.7	0.30	218,700	300	3.00	2,109,443	21,094	55,302
Verdosa	576	250	2.50	2.7	0.30	291,600	350	3.50	3,281,355	32,814	86,025
Subtotal						1,514,700	323	3.49	15,721,729	169,856	424,803

GRAND TOTAL						6,765,463	306	2.90	66,618,346	631,718	1,712,015

TABLE 10.
LUISMIN S.A. DE C.V.
SANTA RITA MINE INFERRED RESOURCES
(As of December 31, 2009)

Vein	Longitude	Height	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
	(m)	FZ (m)	(m)%			Tonnes	(g/t)	(g/t)	(Ag)	(Au)	oz Au Eq.
Santa Rita	200	40	2.30	2.7	0.3	14,904	438	2.67	209,882	1,279	4,683
Patricia I	206	100	1.80	2.7	0.3	29,970	390	2.33	375,794	2,245	8,339
Lupita	300	150	2.00	2.7	0.3	72,900	536	2.31	1,256,290	5,414	25,787
Patricia II	300	100	1.80	2.7	0.3	43,740	340	2.00	478,140	2,813	10,566
Magdalena del bajo	500	200	1.00	2.7	0.3	81,000	380	3.00	989,615	7,813	23,861
Marisa	350	100	1.60	2.7	0.3	45,360	400	2.91	583,352	4,244	13,704
Cristina-Nancy	250.6	200	2.12	2.7	0.3	86,066	490	2.97	1,355,894	8,218	30,206
Promontorio	900	250	2.40	2.7	0.3	437,400	325	1.97	4,570,459	27,704	101,820
Porvenir	600	150	1.50	2.7	0.3	109,350	358	2.78	1,258,634	9,774	30,184
Gabriela	600	150	1.50	2.7	0.3	109,350	250	1.50	878,935	5,274	19,527
Animas	800	250	3.00	2.7	0.3	486,000	265	2.15	4,140,758	33,595	100,742
America	500	250	1.00	2.7	0.3	101,250	353	2.40	1,149,125	7,813	26,447
Tacuacha	800	180	1.20	2.7	0.3	139,968	353	2.40	1,588,551	10,800	36,561
Trinidad	1,000	250	1.20	2.7	0.3	243,000	353	2.40	2,757,901	18,751	63,473
Cristina del Alto	300	200	2.50	2.7	0.3	121,500	309	2.15	1,207,070	8,399	27,973
Carolina	500	200	1.00	2.7	0.3	81,000	325	1.97	846,381	5,130	18,855
San Jose	500	200	1.00	2.7	0.3	81,000	325	1.97	846,381	5,130	18,855
San Carlos	500	350	1.50	2.7	0.3	212,625	274	2.55	1,873,107	17,432	47,807
Concepcion	600	350	1.50	2.7	0.3	255,150	353	2.40	2,895,796	19,688	66,647
Guarisamey	487	350	2.00	2.7	0.3	276,129	353	2.40	3,133,895	21,307	72,127
El Rincon	600	350	1.50	2.7	0.3	255,150	353	2.40	2,895,796	19,688	66,647
Santa Barbara	500	350	1.50	2.7	0.3	212,625	353	2.40	2,413,164	16,407	55,539
TOTAL						3,495,437	336	2.30	37,704,923	258,918	870,349

TABLE 11.
MINAS LUISMIN, S.A. DE C.V.
SAN ANTONIO AREA INFERRED RESOURCES
(As of December 31, 2009)

Vein	Longitude	Wide	Wide	Density	Probability	Metric	Ag	Au	Ounces		Ounces
	(m)	FZ (m)	(m)%			Tonnes	(g/t)	(g/t)	(Ag)	(Au)	oz Au Eq.
San Antonio	150	150	2.20	2.7	0.3	40,095	270	5.00	348,058	6,446	12,090
Santa Rosa	300	100	2.50	2.7	0.3	60,750	270	5.00	527,361	9,766	18,318
Guadalupe	300	110	1.50	2.7	0.3	40,095	312	3.40	402,200	4,383	10,905
Carmen	800	250	0.90	2.7	0.3	145,800	190	2.70	890,654	12,657	27,100
San Ricardo	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Sin Nombre	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Santa Cruz	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Agua Dulce	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Santa Maria 1	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Santa Maria 2	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Marshal	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Franklin	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Cata	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Rosario	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Macho Bayo	200	250	1.00	2.7	0.3	40,500	300	4.00	390,638	5,209	11,543
Peggy	250	200	1.00	2.7	0.3	40,500	350	4.00	455,744	5,209	12,599
Santa Teresa	450	250	2.50	2.7	0.3	227,813	245	3.10	1,794,495	22,706	51,806
Coronado Trinidad	1000	250	2.00	2.7	0.3	405,000	300	3.00	3,906,376	39,064	102,410
Subtotal						1,405,553	279	3.49	12,621,901	157,523	362,202

Central Block
El Oro System	600	200	1.25	2.7	0.3	121,500	390	6.36	1,523,486	24,845	49,550
Los Queleles	600	200	1.70	2.7	0.3	165,240	340	3.00	1,806,308	15,938	45,229
system
Santa Lucia	500	300	1.96	2.7	0.3	217,722	388	1.95	2,716,012	13,650	57,694
Santa Gertrudis	500	250	1.48	2.7	0.3	149,850	388	1.95	1,869,331	9,395	39,708
San Salvador	500	250	1.27	2.7	0.3	128,588	338	5.15	1,397,376	21,291	43,952
Castellana	500	350	1.50	2.7	0.3	208,538	343	3.70	2,299,728	24,808	62,100
Celia	400	300	1.50	2.7	0.3	142,003	241	4.99	1,100,304	22,782	40,625
Capitana	200	250	0.75	2.7	0.3	30,375	428	4.80	417,982	4,688	11,466
Soledad	350	350	0.90	2.7	0.3	88,847	311	3.40	888,383	9,712	24,118
Marina I	500	300	0.90	2.7	0.3	107,184	260	4.27	895,987	14,715	29,244
Marina II	500	300	0.90	2.7	0.3	105,817	260	5.27	884,561	17,929	32,274
Gloria	350	200	0.90	2.7	0.3	51,030	312	5.54	511,891	9,089	17,390
Roberta	520	400	2.50	2.7	0.3	400,828	340	8.39	4,381,622	108,123	179,176
Robertita	700	293	2.20	2.7	0.3	364,374	517	9.71	6,056,702	113,754	211,970
Mariana	500	250	0.92	2.7	0.3	93,150	300	3.00	898,466	8,985	23,554
Pozolera	500	300	0.92	2.7	0.3	111,780	317	3.70	1,139,255	13,297	31,772
Frapopan Sur	400	200	0.90	2.7	0.3	58,320	370	3.00	693,772	5,625	16,876
Frapopan Norte	500	300	0.90	2.7	0.3	109,350	370	3.00	1,300,823	10,547	31,642
Noche Buena	600	300	1.00	2.7	0.3	145,800	327	3.60	1,532,862	16,876	41,733
Subtotal						2,800,296	359	5.18	32,314,853	466,048	990,073

San Vicente Area
Luz y Reyes	800	250	1.25	2.7	0.3	202,500	286	4.40	1,862,039	28,647	58,842
San Rafael	820	250	1.51	2.7	0.3	250,736	227	5.30	1,829,954	42,726	72,401
Hedionda	200	250	1.20	2.7	0.3	48,600	212	3.40	331,261	5,313	10,684
Esperanza	500	250	1.20	2.7	0.3	121,500	212	3.40	828,152	13,282	26,711
Tescalama	250	250	1.50	2.7	0.3	75,938	212	3.40	517,598	8,301	16,695
Subtotal						699,274	239	4.37	5,369,004	98,268	185,333

TOTAL						4,905,123	319	4.58	50,305,757	721,839	1,537,608

MLA MEX / MLA_06b_San_Fernando_Long_Sect.dwg (Layout: 3k TL)
Last revision date: Tuesday 11 May 2010

Watts, Griffis and McOuat

NW
SE
SECCION LONGITUDINAL
VIENDO AL NE
MINA CASTELLANA
TUNEL SAN LUIS
BOCAMINA
TUNEL SAN FERNANDO
Arroyo
San Dimas
TUNEL SAN FERNANDO
PROY TUNEL SAN LUIS
TUNEL SAN LUIS
RAMPA SANTA ANITA
PROY TUNEL SANTA ANITA
PROY TUNEL GUAMUCHIL
BOCAMINA TUNEL
SAN LUIS
TUNEL EL CRISTO
PROY TUNEL GUAMUCHIL
PROY TUNEL SANTA ANITA
RAMPA SAN FRANCISCO
FALLA GUAMUCHIL
DK. FELDESPATICO
FALLA RAMA
TUNEL SAN LUIS
TUNEL AS DE OROS
TUNEL EL CRISTO
BOCAMINA TUNEL
SAN LUIS

BUDGETED DRIFTING 2009

0 225 1,125

Metres

Figure 18.

LUISMIN S.A. de C.V.

Longitudinal Section
San Fernando

(after Luismin)

Graphics by Watts, Griffis and McOuat Limited

MLA MEX/ MLA_10-Roberta.dwg (Layout Reserves_10K)
Last revision date: Tuesday, May 11, 2010

Watts, Griffis and McOuat

SW
NE
ROBERTA VEIN
L.R. 6,000 E
7,960 N
Elev. 1,000 m.s.n.m.
Elev. 700 m.s.n.m.
Elev. 500 m.s.n.m.
Elev. 300 m.s.n.m.
Elev. 0 m.s.n.m.
Trc
Trp
Tap
Tab
Kgg
800 m
350 m
178
520
400
1500 m
1400 m
1200 m
1000 m
800 m
RESOURSES
FALLA LIMONCITO
FALLA GUAMUCHIL
SINALOA
ELEV. SANTA ANITA TUNNEL
SAN LUIS TUNNEL
SANTA ANITA CRO.
GUAMUCHIL TUNNEL
SINALOA GRABEN TUNNEL
Legend:
Drilling Budget 2010
Drifting Budget 2010
Drilling Plan
Drilling Budget 2009
Drifting Budget 2009
Cuerpo Minado
Proven Reserves
Probable Reserves
Favorable Zona
Scale 1 : 10,000
0 100 500
Metres
Graphics by Watts, Griffis and McOuat Limited

VETA ROBERTA	Lenght	Height of Favor.Zone	Width	S.G.	% of Probability	Mineral Reserves (Roberta) December, 2009					
						Tonnes	Average Grade Ag	Average Grade Au	OzAg	OzAu	Equival.OzAu
PROVEN	520	400	2.50	2.70	0.30	400,828	340	8.39	4,381,622	108,123	180,291

Figure 19.

LUISMIN S.A. de C.V.

Longitudinal Section Veta Roberta

(after Luismin)

MLA MEX/MLA_11_Robertita.dwg (Layout: Reserves_10K)
Last revision date: Tuesday 11 May 2010

Watts, Griffis and McOuat

SW
ROBERTITA VEIN
NE
Trc
Elev. 1,000 m.s.n.m.
Elev. 700 m.s.n.m.
Elev. 500 m.s.n.m.
Elev. 300 m.s.n.m.
Elev. 0 m.s.n.m.
1800 m
1600 m
1400 m
1200 m
1000 m
800 m
600 m
800
350
448,31
1570,85
FALLA LIMONCITO
FALLA SINALOA
FALLA GUAMUCHIL
Trp
Tab
Trs
Tap
RESOURSES
SAN LUIS TUNNEL
SINALOA GRABEN TUNNEL
SANTA ANITA CRO.
GUAMUCHIL TUNNEL
400
250
300
350
Legend:
Drilling Budget 2010
Drifting Budget 2010
Drilling Plan
Drilling Budget 2009
Drifting Budget 2009
Cuerpo Minado
Proven Reserves
Probable Reserves
Favorable Zona
Scale 1 : 10,000
0
100
500
Metres

						Mineral Reserves (Robertita) December, 2009					
VETA ROBERTITA	Lenght	Height of Favor.Zone	Width	S.G.	% of Probability	Tonnes	Average Grade Ag	Average Grade Au	Equival.OzAu	OzAu	OzAg
PROVEN	520	350	2.50	2.70	0.30	381,650	517	9.71	5,183,630	97,356	182,733
PROBABLE	745	350	2.50	2.70	0.30	528,019	455	8.00			290,297

Figure 20.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Robertita
(after Luismin)

Graphics by Watts, Griffis and McOuat Limited

MLA MEX/ MLA_12-Santa_Lucia.dwg (Layout Reserves_10K)
Last revision date: Tuesday, 11 May 2010

Watts, Griffis and McOuat

SW
SANTA LUCIA VEIN
NE
Trc
Tap
ALTERNATIVA #
1,445 m
1,400 m
1,200 m
1,000 m
800 m
600 m
Elev. 1,000 m.s.n.m.
Elev. 700 m.s.n.m.
Elev. 500 m.s.n.m.
Elev. 300 m.s.n.m.
Elev. 0 m.s.n.m.
PROYEC. NIVEL 1 STA. LUCIA
LUC-1-16
LUC-1-17
Ab
Trs
Kipg
FALLA LIMONCITO
L O A
SINALOA GRABEN TUNNEL
SANTA ANITA TUNNEL
GUAMUCHIL TUNNEL
SAN LUIS TUNNEL
SAN FRANCISCO TUNNEL
RESOURSES
500 m
300 m
Trp
SANTA ANITA CRO.
Legend:
Drilling Budget 2010
Drifting Budget 2010
Drilling Plan
Drilling Budget 2009
Drifting Budget 2009
Cuerpo Minado
Proven Reserves
Probable Reserves
Favorable Zona
Scale 1 : 10,000
0
100
500
Metres
Graphics by Watts, Griffis and McOuat Limited

VETA SANTA LUCIA	Lenght	Height of Favor.Zone	Width	S.G.	% of Probability	Mineral Reserves (Santa Lucia) December, 2009					
						Tonnes	Average Grade Ag	Average Grade Au	OzAg	OzAu	Equival.OzAu
PROVEN	500	300	1.96	2.70	0.30	217,722	388	1.95	2,716,010	13,650	58,384

Figure 21.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Santa Lucia

(after Luismin)

MLA MEX/MLA_13—Marina I.dwg (Layout: Reserves_10K)
Last revision date: Tuesday 11 May 2010

Watts, Griffis and McOuat

SW
MARINA I MINE
VIENDO AL NW 35°
NE
Elev. 1,000 m.s.n.m.
Elev. 700 m.s.n.m.
Elev. 500 m.s.n.m.
Elev. 300 m.s.n.m.
Elev. 0 m.s.n.m.
800 m
350 m
TGS-S-02
TGS-S-03
NEL GRABEN SINALOA
NEL GUAMUCHIL
SINALOA
FALLA LIMONCITO
Ft La Paloma
Nivel 9
TUNEL MARINAS
NIVEL 15-185 W
SANTA ANITA TUNEL
GUAMUCHIL TUNEL
FALLA RANDALL
ELEV. TUNEL SAN LUIS
FALLA ARROYO DE OROS
San Dimas Creek
RESOURSES
POTENTIAL
300 m
POTENCIAL GEOLOGICO
SANTA ANITA LEVEL
SAN LUIS TUNNEL
GUAMUCHIL TUNNEL
Legend:
Drilling Budget 2010
Drifting Budget 2010
Drilling Plan
Drilling Budget 2009
Drifting Budget 2009
Cuerpo Minado
Proven Reserves
Probable Reserves
Favorable Zona
Scale 1 : 10,000
0
100
500
Metres
Graphics by Watts, Griffis and McOuat Limited

VETA MARINA I	Lenght	Height of Favor.Zone	Width	S.G.	% of Probability	Mineral Reserves (Marina I) December, 2009					
						Tonnes	Average Grade Ag	Average Grade Au	Equival.OzAu	OzAu	OzAg
PROVEN	500	300	0.90	2.70	0.30	109,350	260	4.27	30,068	15,012	914,092
PROBABLE	700	350	1.50	2.70	0.30	297,675	260	4.27	90,634		

Figure 22.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Marina I

(after Luismin)

MLA MEX/MLA_14-Marina II.dwg (Layout: Reserves_10K)
Last revision date: Tuesday 11 May 2010

Watts, Griffis and McOuat

MARINA II MINE

VIENDO AL NW 35°

SW | NE

VETA MARINA II	Lenght	Height of Favor.Zone	Width	S.G.	% of Probability	Tonnes	Average Grade Ag	Average Grade Au	Equival.OzAu	OzAu	OzAg
						Mineral Reserves (Marina II) December, 2009					
PROVEN	500	300	0.90	2.70	0.30	109,350	260	5.27	33,584	18,528	914,092
PROBABLE	617	350	1.50	2.70	0.30	262,440	260	5.27	88,343		

Elev. 1,000 m.s.n.m.
Elev. 700 m.s.n.m.
Elev. 500 m.s.n.m.
Elev. 300 m.s.n.m.
Elev. 0 m.s.n.m.
800 m
350 m
500 m
300 m
617
350 m
San Dimas Creek
TUNEL MARINAS
RESOURSES
POTENTIAL
SAN LUIS TUNNEL
SANTA ANITA TUNNEL
GUAMUCHIL TUNNEL
SANTA ANITA LEVEL.
FALLA LIMONCITO
SINALOA
FALLA
FALLA AS DE OROS
POTENCIAL GEOLOGICO
Trc
Tap
Trp
Taj
Tab
Legend:
Drilling Budget 2010
Drifting Budget 2010
Drilling Plan
Drilling Budget 2009
Drifting Budget 2009
Cuerpo Minado
Proven Reserves
Probable Reserves
Favorable Zona
Scale 1 : 10,000
0 100 500
Metres

Figure 23.

LUISMIN S.A. de C.V.

Longitudinal Section
Veta Marina II

(after Luismin)

Graphics by Watts, Griffis and McOuat Limited

WGM's review of Luismin's Mineral Resource/Mineral Reserve estimates at the three operating mines at the San Dimas District did not uncover any fatal flaws, and WGM believes that the methods used by Luismin to determine Mineral Resource/Mineral Reserve estimates are reasonable and, as presented in Tables 8 and 12, fairly represent the Mineral Reserve/Mineral Resource potential. WGM has rounded Luismin's reported tonnage figures of the mines, over the 20 year period (1979 to 1998). Luismin records, over the 20 year period, show that follow-up exploration has converted on average almost 90% of the Inferred Mineral Resources into Mineral Reserves to conform to CIM Standards. Tables 12 to 15 illustrate the detailed Mineral Reserves of individual veins of each of the mining units.

TABLE 12.
MINERAL RESERVES OF SAN DIMAS DISTRICT - LUISMIN GEOLOGY DEPARTMENT
(as of December 31, 2009)

	Metric			Total Contained
	Tonnes	g Ag/t	g Au/t	(oz Ag)	(oz Au)
Proven Reserves
Tayoltita	214,470	298	3.15	2,057,441	21,745
El Cristo	4,363	223	3.89	31,296	546
Tayoltita (Alto Arana)	12,178	288	1.98	112,575	774
Santa Rita	240,218	308	2.21	2,382,149	17,059
Block Central	1,523,050	394	6.63	19,302,321	324,625
San Vicente	17,687	217	4.51	123,517	2,566
Sinaloa Graben	1,616	189	3.13	9,802	163
Total Proven Reserves	2,013,582	371	5.68	24,019,101	367,477

Probable Reserves
Tayoltita	303,484	288	3.02	2,813,984	29,452
El Cristo	5,757	194	3.50	35,833	649
Tayoltita (Alto Arana)	7,962	283	2.71	72,475	693
Santa Rita	256,043	286	1.98	2,358,207	16,293
Block Central	976,544	374	5.91	11,753,388	185,600
San Vicente	22,246	219	4.66	156,418	3,336
Sinaloa Graben	3,098	189	3.13	18,794	312
Total Probable Reserves	1,575,134	340	4.67	17,209,099	236,336

Proven and Probable Reserves
Tayoltita	517,955	293	3.07	4,871,424	51,197
El Cristo	10,120	206	3.67	67,129	1,194
Tayoltita (Alto Arana)	20,140	286	2.27	185,051	1,467
Santa Rita	496,262	297	2.09	4,740,356	33,352
Block Central	2,499,594	386	6.35	31,055,710	510,226
San Vicente	39,932	218	4.60	279,935	5,902
Sinaloa Graben	4,714	189	3.13	28,596	474
Total Proven and Probable Reserves	3,588,716	357	5.23	41,288,200	603,813

Probable Reserves by Diamond Drilling
Tayoltita	759,483	287	2.84	7,000,160	69,302
El Cristo	103,737	268	3.98	894,383	13,282
Tayoltita (Alto Arana)	15,247	157	4.66	77,071	2,286
Santa Rita	344,537	333	2.84	3,692,127	31,435
Block Central	693,179	314	5.57	7,005,725	124,237
San Vicente	3,304	208	2.50	22,093	266
Sinaloa Graben	80,847	378	6.54	981,525	17,010
Total Probable Reserves by Diamond Drilling	2,000,334	306	4.01	19,673,082	257,817

GRAND TOTAL Proven and Probable Reserves	5,589,050	339	4.80	60,901,283	861,630

Notes to Reserve Statement

1.	Reserves were estimated by Luismin and audited by WGM as of December 31, 2009.
2.	Cutoff grade based on total operating cost for Tayoltita, Santa Rita and Block Central (US$84.79/t).
3.	All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
4.	The tonnage factor is 2.7 tonnes per cubic metre.
5.	Cutoff values are calculated at a silver price of US$13.00 per troy ounce and US$825.00 per troy ounce for gold.
6.	Rounding of figures may alter the sum of individual column.

TABLE 13.
TAYOLTITA MINERAL RESERVES
(December 31, 2009)

	Tonnes	Ag	Au	kg Ag	kg Au	oz Ag	oz Au
		(g/t)	(g/t)
Proven
VETA SANLUIS	350	305	3.13	107	1.1	3,436	35
FRONTERA	751	284	3.09	213	2.3	6,846	75
MINA ARANA	48,665	327	4.12	15,918	200.6	511,790	6,449
ARANA DEL ALTO	104,629	284	2.99	29,727	312.7	955,741	10,053
CULEBRA	18,279	337	3.00	6,151	54.8	197,774	1,762
CANDELARIA	16,762	311	3.38	5,216	56.7	167,689	1,823
CEDRAL	8,549	247	2.12	2,112	18.2	67,894	584
15-207	16,486	276	1.82	4,550	30.0	146,271	965
Total Proven	214,470	298	3.15	63,994	676.4	2,057,441	21,745

Probable
VETA SAN LUIS	1,029	305	3.13	314	3.2	10,091	104
VETA FRONTERA	1,758	284	3.09	499	5.4	16,036	175
MINA ARANA	74,996	308	3.76	23,084	281.6	742,163	9,055
ARANA DEL ALTO	114,893	273	2.82	31,309	324.5	1,006,602	10,432
MINA CULEBRA	32,049	341	3.17	10,938	101.6	351,665	3,268
MINA CANDELARIA	32,003	314	3.42	10,040	109.4	322,790	3,517
MINA CEDRAL	30,261	250	2.08	7,558	62.9	243,009	2,023
VETA 15-207	16,496	229	1.66	3,783	27.3	121,628	879
Total Probable	303,484	288	3.02	87,525	916.1	2,813,984	29,452

Total Proven and Probable	517,955	293	3.07	151,518	1,592.4	4,871,424	51,197
Probable Reserves by B.D.D.	759,483	287	2.84	217,729	2,155.5	7,000,160	69,302

GRAND TOTAL	1,277,438	289	2.93	369,248	3,747.9	11,871,584	120,499

TABLE 14.
SANTA RITA MINERAL RESERVES (December 31, 2009)

	Tonnes	Ag	Au	kg Ag	kg Au	oz Ag	oz Au
		(g/t)	(g/t)
Proven
VETA SANTA RITA	8,528	361	2.56	3,078	21.8	98,945	701
VETA PEÑA	1,093	546	4.23	596	4.6	19,174	149
VETA 11-210	1,165	461	4.54	537	5.3	17,265	170
VETA 16-804	790	322	2.71	255	2.1	8,187	69
VETA MARLENNE	2,486	303	2.21	752	5.5	24,179	177
VETA PATY I	6,758	338	2.02	2,283	13.7	73,408	439
VETA LUPITA	5,284	270	1.65	1,426	8.7	45,858	281
VETA PATY II	5,760	172	1.00	992	5.7	31,906	185
VETA MAGDALENA	10,902	301	3.65	3,278	39.7	105,398	1,278
VETA MARISA	34,147	294	1.75	10,054	59.8	323,228	1,922
VETA MISACHE	11,618	268	1.75	3,110	20.3	99,987	652
VETA CRISTINA	6,577	310	2.10	2,037	13.8	65,493	445
VETA CRISTINA DEL ALTO	18,832	298	2.36	5,620	44.5	180,680	1,431
VETA PROMONTORIO	21,439	251	1.40	5,388	29.9	173,231	962
VETA LA LUZ	593	288	2.49	171	1.5	5,482	48
VETA AMERICA	34,598	284	1.95	9,838	67.3	316,303	2,164
VETA NANCY	32,375	482	4.17	15,591	135.1	501,276	4,343
VETA CLAUDIA	785	186	1.24	146	1.0	4,696	31
VETA FABIOLA	1,353	288	1.13	390	1.5	12,534	49
VETA ALEXIA	1,384	192	1.71	266	2.4	8,536	76
VETA CAROLINA	13,556	265	1.26	3,596	17.0	115,608	548
VETA SARITA	2,117	195	1.24	413	2.6	13,294	84
VETA LIZETH	12,642	229	1.40	2,895	17.6	93,064	567
VETA MARIMAR	5,436	254	1.65	1,382	9.0	44,416	289
Total Proven	240,218	308	2.21	74,093	530.6	2,382,149	17,059

Probable
VETA SANTA RITA	3,095	347	2.48	1,073	7.7	34,496	247
VETA PATY I	11,511	335	2.00	3,857	23.0	124,010	740
VETA PATY II	7,310	181	0.99	1,327	7.2	42,657	232
VETA LUPITA	2,526	317	1.52	801	3.8	25,768	123
VETA MAGDALENA	17,206	303	3.70	5,221	63.6	167,847	2,045
VETA MARISA	24,551	267	1.62	6,555	39.8	210,742	1,280
VETA MISACHE	5,318	278	1.81	1,480	9.6	47,573	310
VETA CRISTINA	8,663	286	1.91	2,479	16.5	79,710	531
VETA CRISTINA DEL ALTO	22,881	282	2.24	6,458	51.3	207,626	1,648
VETA PROMONTORIO	43,382	249	1.40	10,802	60.7	347,277	1,950
VETA LA LUZ	599	288	2.49	172	1.5	5,545	48
VETA AMERICA	41,219	336	2.38	13,837	98.1	444,881	3,155
VETA NANCY	16,076	388	3.20	6,237	51.4	200,524	1,652
VETA CLAUDIA	1,214	172	1.16	209	1.4	6,734	45
VETA FABIOLA	3,333	288	1.13	961	3.8	30,883	121
VETA ALEXIA	2,827	192	1.71	542	4.8	17,438	156
VETA CAROLINA	15,074	300	1.39	4,526	21.0	145,503	674
VETA SARITA	3,772	197	1.25	744	4.7	23,928	152
VETA LIZETH	14,629	226	1.29	3,308	18.8	106,371	606
VETA MARIMAR	10,856	254	1.65	2,759	17.9	88,693	576
Total Probable	256,043	286	1.98	73,348	506.8	2,358,207	16,293

Total Proven and Probable	496,262	297	2.09	147,442	1,037.4	4,740,356	33,352
Probable Reserves by B.D.D.	344,537	333	2.84	114,838	977.7	3,692,127	31,435

GRAND TOTAL	840,798	312	2.40	262,280	2,015.1	8,432,483	64,787

TABLE 15.
BLOCK CENTRAL MINERAL RESERVES
(December 31, 2009)

	Tonnes	Ag	Au	kg Ag	kg Au	oz Ag	oz Au
		(g/t)	(g/t)
Proven
SANTA LUCIA	163,376	285	2.38	46,537	388.6	1,496,215	12,495
EL ORO	1,562	251	2.60	392	4.1	12,613	131
CELIA II	62,339	357	3.43	22,272	214.1	716,060	6,884
CAPITANA	4,851	329	5.10	1,596	24.8	51,319	796
SOLEDAD	70,136	388	4.67	27,186	327.5	874,043	10,530
MARINA I	184,945	308	5.37	56,935	993.0	1,830,505	31,925
MARINA II	62,674	380	6.45	23,833	404.1	766,252	12,994
ROBERTITA	360,345	508	9.96	183,062	3,588.0	5,885,579	115,358
NOCHE BUENA	55,292	328	4.08	18,123	225.3	582,654	7,244
ROBERTA	429,247	404	7.71	173,411	3,309.4	5,575,289	106,400
GLORIA	19,935	584	9.39	11,640	187.1	374,234	6,016
KATIA	10,132	404	7.48	4,098	75.8	131,750	2,438
CASTELLANA	59,366	349	3.50	20,721	207.9	666,185	6,685
SAN SALVADOR	16,343	179	1.59	2,933	26.0	94,300	837
ANGELICA	1,593	157	2.08	250	3.3	8,046	107
JAEL	20,914	353	5.63	7,380	117.8	237,278	3,787
Total Proven	1,523,050	394	6.63	600,369	10,097.0	19,302,321	324,625

Probable
SANTA LUCIA	91,005	248	2.10	22,581	191.4	725,998	6,154
EL ORO	1,912	182	2.67	348	5.1	11,195	164
CELIA II	79,337	410	3.86	32,560	306.5	1,046,837	9,853
CAPITANA	7,374	319	5.05	2,351	37.2	75,596	1,198
SOLEDAD	105,128	383	4.64	40,225	487.4	1,293,259	15,669
MARINA I	79,186	239	3.99	18,893	315.8	607,429	10,153
MARINA II	66,734	378	6.87	25,238	458.3	811,428	14,734
ROBERTITA	244,854	487	9.14	119,355	2,237.8	3,837,362	71,948
NOCHE BUENA	9,421	307	3.86	2,891	36.4	92,949	1,170
ROBERTA	190,119	355	6.71	67,508	1,275.6	2,170,420	41,012
GLORIA	13,191	479	7.27	6,325	96.0	203,338	3,085
KATIA	4,164	503	10.03	2,094	41.7	67,309	1,342
CASTELLANA	36,330	363	3.55	13,180	129.0	423,753	4,147
SAN SALVADOR	26,686	187	1.71	4,990	45.5	160,419	1,464
ANGELICA	2,929	157	2.08	460	6.1	14,794	196
JAEL	18,173	362	5.67	6,572	103.0	211,301	3,313
Total Probable	976,544	374	5.91	365,571	5,773	11,753,388	185,600

Total Proven and Probable	2,499,594	386	6.35	965,941	15,870	31,055,710	510,226
Probable Reserves By B.D.D.	693,179	314	5.57	217,902	3,864	7,005,725	124,237

GRAND TOTAL	3,192,773	371	6.18	1,183,843	19,734.0	38,061,435	634,463

19. SAN DIMAS TAILINGS MANAGEMENT

19.1                          GENERAL

At the time of Wheaton River’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities to international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition, a number of improvements have been made and extensive work is ongoing to further improve the standard of the tailings operation.

Luismin’s practice had been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams were typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. Previously the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations have been addressed by Luismin and US$20.3 million capital investments since 2004 have been made to upgrade the containment structures and tailings operations at Tayoltita/Cupias and San Antonio to bring them more in line with accepted international guidelines. In 2005, US$1.3 million was spent on the San Antonio tailings, and US$2.2 million in 2006 and US$1.6 million in 2007. Investment in the Tayoltita tailing dam in 2005 was US$1.6 million, US$0.6 million in 2006 and US$3.2 million in 2007.

Environmental requirements in Mexico can be expected to become more aligned with world standards in the future. The planned capital expenditures and changes to upgrade the Luismin tailings management operations are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

19.2                          TAYOLTITA TAILINGS

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. At that time the operation relied on 10 pumping stations to elevate the tailings to the containment site. The operation included the tailings line and solution return line on cable supports to cross the river valley without any provisions for spill containment in the event of a line failure.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but WGM expects that it is impacted with higher suspended solids in periods of heavy rainfall.

Under the current San Dimas plan, the Tayoltita Mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam. Since the acquisition by Wheaton River in 2002 significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

During 2007, stages II and III of the AMEC (a geotechnical consulting company, based in Vancouver) remediation of the Tayoltita tailings dam were completed with the reinforcement of the dam bank with the compaction of 621,800 m3 of borrowed material. The 10 relay tailings pumping stations were replaced with three positive displacement pumps operating in parallel and a new tailings pumping system installed with the capacity to pump high density tailings (53% solids)a distance of 1,847 m and up a 125 m difference in elevation to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.

Construction of the initial phase of an earthen berm against the downstream side of the dam had been completed to increase the safety factor of the containment structure. During the past year, the most important works were the construction of two basins in the back of the dam with a 50,000 m3 capacity to collect and neutralize the "contact water" (the water that falls on the dam) that could contaminate the dry tailings deposited and a second basin (in series with the previous basin) in case that the first basin's capacity is exceeded. A perimeter wire fence was also constructed around the tailings dam area to neutralize the contact water dam area to limit the access by persons and animals. The project includes the construction of a seepage drainage and collection channel below the dam.

19.3                        SAN ANTONIO TAILINGS

Due primarily to the exhausted capacity of the tailings dam, the San Antonio Mill operation was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work has been initiated while options to close and reclaim the tailings dam were studied.

Luismin has now received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submittal of an environmental assessment that demonstrated the validity of the plan. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however the rains and lack of an access road significantly affected progress.

During 2008, the works were completed with a cover of compacted concrete on the dam face that will form a three step waterfall in the case of a maximum flow of water (rainfall).

The present hydraulic dam design was confirmed during 2008 through a series of tests. Presently the dam is in a monitoring phase to determine if existing tailings displacements can physically affect the concrete. To-date some vertical displacement (settling of the material) during the rainy season has been detected. It is anticipated that this monitoring would require about six months.

Capital expenditures for environmental purposes since 2004 have totalled approximately US$10.7 million at Tayoltita/Cupias and US$9.6 million at San Antonio.

20. ECONOMIC ANALYSIS

20.1                          GENERAL

WGM has prepared a pre-tax cash flow analysis based on the following basic assumptions:

  San Dimas Production Schedule including tonnes, grades and recoveries (Mala Noche estimates);
  San Dimas Capital and Operating Costs (Mala Noche estimates); and
  WGM’s estimates of reasonable silver and gold prices going forward with allowances for silver sold forward to Silver Wheaton.

The results show that San Dimas will produce a net cash flow of US$373 million before taxes over five years. This cash flow will be generated by mining and processing 3.253 million tonnes of proven and probable reserves and 0.176 million tonnes of inferred resources.

A detailed Five Year Mine Plan (listed in Appendix 1) including annual production figures, operating and capital costs, and the resulting pre-tax net cash flow as well as discounted net cash flow. Table 16 summarized the Mala Noche Five Year Mine Plan.

20.2                          CAPITAL COSTS

20.2.1                        GENERAL

WGM has taken Luismin’s capital and operating costs from a budget prepared by Mala Noche. WGM has examined Mala Noche’s estimates and finds them to be reasonable. The WGM Case is based on the next five years and includes 3.3 million tonnes of proven and probable reserves and 0.2 million tonnes of inferred resources.

Capital costs for the San Dimas operations are estimated by Mala Noche in four general categories: 1) major project; ii) sustaining; iii) exploration; and iv) underground development. The estimates are developed internally by Mala Noche.

TABLE 16.
SUMMARY, 5 YEAR MINE PLAN

Description
Ore Mined & Milled
Proven & Probable
Ore Mined & Milled	3,253,100 tonnes
Silver Grade	344.2 g/t
Gold Grade	5.11 g/t
Inferred Resources
Ore Mined & Milled	176,900 tonnes
Silver Grade	320.1 g/t
Gold Grade	3.21 g/t
Total Mined &Milled
Ore Mined & Milled	3,430,000 tonnes
Silver Grade	343.0 g/t
Gold Grade	5.02 g/t

Metal Recoveries
Silver	94%
Gold	97%

Metal Production	kgs	ozs
Silver
Sold under Silver Wheaton Agr.	863,900	27,776,000
Sold on World Market	241,900	7,776,000
Total Silver Production	1,105,800	35,552,000
Gold	16,700	537,000

Metal Prices
Silver
Silver Wheaton Agr. Price	~$4.17 /oz
Silver Spot Price	$15.00 /oz
Gold Spot Price	$900 /oz

Revenues	$	$/t ore
Silver
Sold to Silver Wheaton	$115,900,000	$35.63
Sold on World Market	$116,600,000	$35.86
Total Silver Revenue	$232,500,000	$71.47
Gold	$482,900,000	$148.44
Total	$715,400,000	$219.91

Refining Costs	$7,800,000	$2.40

Operating Costs	$257,200,000	$79.06

Capital Costs	$77,300,000	$23.76

Net Cash Flow	$373,200,000	$114.72

Net Present Value Disc. @
2.50%	$351,300,000	$107.99
5.00%	$331,600,000	$101.93
7.50%	$313,700,000	$96.43
10.00%	$297,500,000	$91.45

Note: Totals may not add due to rounding

Major capital investment is forecast to total US$15.3 million in 2010. Mala Noche intends to raise annual production from 665 thousand tonnes of ore per year in the first year to 700 thousand tonnes in year 3 or approximately 100 tonnes per day. Over the next five years major capital expense amounts to by US$7.3 million while sustaining capital amounts to US$12.4 million, exploration totals US$28.6 million and underground development totals US$29.1 million. Thus, over the next five years total capital expense is projected to average US$15.5 million per year.

20.2.2                        CAPITAL EXPENDITURES FOR ENVIRONMENTAL MITIGATION AND UPGRADE OF TAILINGS
                                   MANAGEMENT PRACTICE.

Tayoltita/Cupias Tailings Dam

Capital expenditures at the new Tayoltita tailings dam (Cupias) since 2004 total US$10.7 million. During 2007 stages II and III of the remediation recommendations by the geotechnical consulting company, AMEC were completed and the storage capacity, at a mill rate of 2,100 tpd, is more than 35 years. While Mala Noche intends to review the addition of one more filter module conveyor, no capital is planned for the Tayoltita Tailings Dam at this time.

San Antonio Tailings Dam

Capital expenditures on the remediation of the San Antonio tailings dam since 2005 has totalled approximately US$9.6 million at the end of 2008. The remediation of the dam is complete and the dam is being monitored.

On October 26, 2009, hurricane Rick produced major flooding of the Piaxtla River with the water level rising approximately 10 m up to the foundations of the mine's mill and to the level of the bridge's roadway. This rainfall/flooding tested the improvements that have been made to enhance the safety of the tailings dams that both successfully weathered the rainfall/flooding.

20.2.3                        CAPITAL EXPENDITURES FOR EXPANSION OF PRODUCTION

The mill expansion that began in 2004 is presently at 2,100 tpd.

Approximately US$23 million has been invested up to 2007 in the mill expansion with a US$2.6 million budget capital in 2009. The expansion has involved additional pumping, additional thickneners, tank conversions, demolition of the old grinding circuit and a new precipitation/smelting-circuit. A new electro precipitation process, the first of its kind in the world for precipitation of both gold and silver was tested by Luismin during 2009, but it was decided to continue with the existing Merille Crowe process. While Goldcorp had planned US$1.2 million for a third conveyor filler for the tailings dam, US$0.8 million for the Herradura Waste Rock, and US$0.5 million for the fire suppression system in the mill, Mala Noche has advised WGM that all of these expenses have been delayed or cancelled for the present.

20.2.4                        LAS TRUCHAS HYDRO POWER PLANT/LINE

The construction of the hydro generated power line that began in 2005 has been completed. This 34 kVA power line from Las Truchas Dam, 42 km north of the San Dimas Mine, has expanded the former available power from 1.4 MW to 7.0 MW (Stage 1) and reduced power costs from 11 cents/kWh to 4 cents/kWh. More than US$33.0 million has been invested since 2005 (US$20.9 million in 2007) to complete Stage 1. Stage 1 involved both the relocation of the town at the dam site and the construction of a new power house. A possible Stage II to provide an additional 7 MW is under consideration by Mala Noche to further reduce operating costs at the mine. The face of the dam will be increased by Mala Noche to increase storage capacity to maintain power production during the dry season.

20.3                          OPERATING COSTS

Mala Noche has provided WGM with their estimate of operating costs for Year 1. WGM has projected these costs forward for years 2 through 5. WGM has assumed that approximately half the operating costs are fixed and that the other half of the operating costs varies directly with the tonnage mined and milled. WGM has reviewed the Mala Noche estimates and believes that they are realistic. The San Dimas district has a higher cost structure than normal due to the remote location of the operations and required townsite infrastructure.

The San Dimas budget for Year 1 anticipates an operating cost of US$76.17 per tonne milled plus US$23.03 in capital costs per tonne milled, for a total of US$99.20 per tonne milled.

"The operating costs in Year 1 are projected to include US$29.06 per tonne of ore for salaries and wages; US$13.72 for mine supplies; US$9.22 for mill and plant supplies and repairs; and $24.17 per tonne for other costs. This is equivalent to a cash operating cost of $53.42 per ounce of gold production after silver credits in Year 1 and $60.43 per gold ounce produced over the next five years. Analysing the costs on a co-product basis shows that the average operating cost for gold produced is $337 per ounce of gold (average revenue $900/oz) and the average operating cost for silver production is $2.37 per ounce of silver (average blended revenue $6.54/oz) . On a gold equivalent basis, the average operating cost per ounce of gold equivalent is $337 per ounce of gold equivalent production. The gold equivalent ounces contributed by the silver production were calculated on a weighed basis to account for the two streams of revenue, namely the silver sold under the Silver Wheaton agreement at an average price of $4.17/oz and the silver sold on a projected spot basis of $15/oz. The total projected precious metal production over the next five years is 537,000 gold ounces and 35.5 million silver ounces or 250,000 gold equivalent ounces, yielding a total of 787,000 total gold equivalent ounces.”

WGM believes these cost projections to be realistic given the operational history of the San Dimas mine.

20.4                          TAXES

The Net Cash Flow Calculation for the San Dimas Mine has been prepared on a pre-tax basis due to the complexities associated with modeling the company’s tax attributes. The purchase price allocation for tax purposes reflecting the proposed acquisition of the San Dimas Mine, which will significantly impact the timing and quantum of certain tax deductions, has not been finalized and the increased tax benefits cannot be modelled at this time.

Actual income taxes payable by the San Dimas Mine will be computed based on gold and silver spot prices when the production is sold, notwithstanding that the San Dimas Mine is obligated to receive a lower amount in connection with certain forward contracts on silver. The San Dimas Mine is currently not entitled to a deduction for the difference between the spot price and the forward contract price.

The company anticipates that the San Dimas Mine will be subject to the regular Mexican corporate tax regime and will not be affected by the minimum tax. The currently enacted corporate tax rate in Mexico is 30% for 2010 to 2012, 29% for 2013, and 28% for 2014 and subsequent taxation years.

20.5                          PRECIOUS METAL PRICES

San Dimas derives all of its revenue from the sale of gold and silver doré. Previously, under an agreement between Goldcorp and Silver Wheaton, all of San Dimas’s silver revenue is committed to a 25 year contract with Silver Wheaton Corp at approximately US$4.00/oz with an annual increase based on inflation. At the time of sale of San Dimas to Mala Noche, 19 years remained in this agreement. Under the new agreement between Mala Noche and Silver Wheaton, the agreement will run for the lifetime of the San Dimas mines. However, in the next four years, Mala Noche and Silver Wheaton will equally share all silver production over 3.5 million ounces. Commencing in Year 5, Mala Noche and Silver Wheaton will equally share silver production over 6.0 million ounces. Mala Noche intends to sell its gold and silver at the current spot price (Figures 24 and 25) subject to the revised Silver Wheaton Silver Sales Agreement.

GOLD PRICE 1985 - 2010
(US$/oz)
$1,200
$1,000
$800
$600
$400
$200
-
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
3 Year Moving Average
1,200
1,000
800
600
400
200
Source: The London Bullion Market Association

Figure 24. Gold price 1985-2010

SILVER PRICE 1985 - 2010
(US$/oz)
$25
$20
$15
$10
$5
-
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
3 Year Moving Average
20
15
10
5
Source: The London Bullion Market Association

Figure 25. Silver price 1985-2010

In order to determine the viability of the San Dimas Mine, WGM has examined historic gold and silver prices. For instance, the average three year gold price, based on the London Bullion Market Second Fix is approximately $900 per oz at the end of the last week in April, 2010. In addition the silver price based on the same criteria is $15.00/oz. WGM believes that these prices reflect a conservative view of metal prices going forward Note that at May 12, 2010 the London Bullion Market gold price P.M. fixing was US$1,237.50/oz while the silver price fixing was US$19.97/oz.

20.6                          NET CASH FLOW SENSITIVITY TO COSTS AND METAL PRICES

WGM has assumed a base gold price of US$900/oz and a base silver price of approximately $4.00/oz for the silver sold under the Silver Wheaton agreement and $15.00/oz for silver sold on the spot market. At these prices, the project returns a pre-tax net cash flow of US$373 million over five years and net of a total capital investment of US$77.3 million. WGM has also tested the sensitivity of the San Dimas net cash flow to changes in the spot gold price, the spot silver price, and operating costs and capital costs. Figure 26 demonstrates the five year net cash flow sensitivity.

Figure 26. Sensitivity of Net Cash Flow to changes in gold prices and capital and operating cost

The San Dimas project economics are extremely robust. When the gold price is reduced by 25% from US$900/oz to US$675/oz, the project returns a five year net cash flow ("NCF") of $252 million before tax. Similarly, a 25% reduction of the spot silver price (to $11.25/oz) reduces the NCF to US$344 million (the price of the silver sold under the Silver Wheaton agreement does not change). A combined reduction of spot gold and spot silver prices by 25% leads to a NCF of US$223 million, a reduction of US$150 million. The NCF is much less sensitive to changes in operating and capital costs. An increase of 25% in operating costs reduces the NCF by US$64 million to US$309 million, while an increase in capital costs only reduces NCF by US$19 million to US$354 million.

20.7                          ECONOMIC ANALYSIS

Mala Noche plans to produce an average of 686,000 tonnes of ore per year over the next five years. The economics of the San Dimas Operations are extremely robust. Using an average gold price of $900/oz (the trailing 3 year average), the Silver Wheaton price of approximately $4.17/oz over the 5 year period and a spot silver of $15/oz, the project generates a net cash flow of $373 million. In addition, assuming a spot silver price of $15.00/oz, the operations requires a gold price of only US$204/oz to break even. Because Silver Wheaton purchases the first 3.5 million ounces plus 50% of production in excess of 3.5 million ounces of silver in the first four years and 6 million ounces plus 50% of production in excess of 6 million ounces thereafter at a price of approximately US$4.00/oz, the gold sold at $900/oz is sufficient to sustain a profitable operation. Lowering the spot metal prices by the same factor produces a breakeven net cash flow at a gold price of $340/oz and a silver price of $5.66/oz.

21. MARKETS AND CONTRACTS

Gold and silver doré in the form of bullion that was produced from the mines during 2009 was shipped to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the Johnson Matthey refinery charge are US$1.00/oz of doré received plus US$0.20/oz silver or gold. Payment is due 20 days following receipt of the bullion at the refinery.

The Luismin doré is a clean product with few impurities. There are numerous refineries around the world available to take the doré.

On October 15, 2004 Silver Wheaton Caymans ("Silver Wheaton") entered into an agreement (amended on March 30, 2006) to acquire all of the silver produced by DMSL mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The purchase price of the silver was comprised of an upfront payment of C$46 million plus 540 million common shares of Silver Wheaton and an additional payment equal to the lesser of US$3.90 per ounce of silver delivered and the spot silver price. The US$3.90 per ounce payment is adjusted annually for inflation (currently at US$4.04 per ounce). On February 14, 2008 Goldcorp (Luismin’s parent company) sold its entire 48% interest in Silver Wheaton by way of a secondary offering. Under the Agreement, Silver Wheaton has consent rights in connection with any sale of DMSL of the San Dimas Assets. In return for Silver Wheaton providing its consent to the proposed transaction, the current Silver Wheaton purchase agreement will be changed as follows:

1.	The term of the Silver Wheaton purchase agreement is extended from the 25 years (19 years remaining) to the life of the mine.

2.

During the first four years after Mala Noche acquires the San Dimas Assets, Silver Wheaton will receive each year the first 3.5 million troy ounces of the silver production. The yearly silver production, in excess of 3.5 million troy ounces, during each year of the four years, will be shared 50/50 between Silver Wheaton and Mala Noche. In return for this, Silver Wheaton will receive 1.5 million troy ounces of silver each year (for the four years) from another Goldcorp mine.

3.

Starting in the fifth year after Mala Noche acquires the San Dimas Assets, Silver Wheaton will receive the first 6.0 million troy ounces of the yearly silver production. The yearly silver production in excess of 6.0 million troy ounces will be shared 50/50 between Silver Wheaton and Mala Noche. Other terms of Silver Wheaton purchase agreement will remain the same (ie. Mala Noche will be bound by the same terms and conditions to which Goldcorp is currently bound).

Luismin has used hedging in the past to considerable advantage in sales prices realized but terminated virtually all hedge positions in September 2001. Mala Noche has informed WGM that it does not plan to hedge either gold or share of silver production.

22. OBSERVATIONS, CONCLUSIONS AND RECOMMENDATIONS

WGM's review of San Dimas's mines, previous operating records as well as the currently identified Mineral Reserves and Mineral Resources has concluded that profitable operations should be sustainable for at least the next five years. Based on the operating history of the mines, the potential for additional reserves being found on current land holdings, and the high success rate in turning the inferred resources into reserves, it is also very probable that profitable operations will be extended much beyond the 5 year period that has been considered by WGM in its analysis.

In addition to the general conclusion on the future viability of the Luismin operations, WGM has also reached the following conclusions:

  Total Proven and Probable Mineral Reserves estimated as of December 31, 2009, for the seven operating mining units of Luismin's three operating mines are 5.589 million tonnes at a grade of 339 g Ag/t and 4.80 g Au/t;

  The procedures used by Luismin to estimate the Mineral Reserves are reasonable and the reserves fairly represent the tonnage and grade that can be expected from an operation;

  The total Inferred Mineral Resources, estimated as of December 31, 2009, for the same seven mining units of the three operating mines, and not included in the Mineral Reserves stated above, are about 15.166 million tonnes at an approximate grade of 317 g Ag/t and 3.31 g Au/t;

  The procedures used by Luismin to estimate the Inferred Mineral Resources are reasonable and the Inferred Resource estimate represents a reasonable expectation of potential;

  The experience and capabilities of the management team are regarded as excellent and important elements in the success of current and future operations;

  The potential for exploration, both on active mining properties as well as on exploration holdings, to expand the reserve base to both support and expand operations is excellent;

  Future operations will incur additional capital and operating costs for management of tailings sites as well as remediation of existing sites;

  Opportunities for future reductions in operating costs will be possible with capital investment in mining and processing equipment as well as changes to operating practices;

  It is evident that the Luismin operations have grown gradually over time where capital expenditures have been justified on short term planning and assessments. This has resulted in "add on" style expansions and a variety of equipment sizes and types that reduces some efficiencies in operations and maintenance that could otherwise be realized with longer term planning;

  An economic analysis of the Proven and Probable Reserves of the operations has demonstrated that the reserves can be mined and processed at a profit; and

  A review of production and costs for 2007 and 2008 has demonstrated that the April 2010 economic analysis is valid.

As a result of WGM’s most recent review of the San Dimas operations and comparison to the review completed at the time of the Wheaton acquisition in 2002, the following additional observations and conclusions are provided:

  The capital investment made available for exploration has resulted in the development of significant new mining areas in the San Dimas district that have substantially increased the grades being mined;

  The capital investment in mining equipment and the process plant have allowed the mine to develop the new areas and bring them into production quickly;

  Management has made considerable progress in implementing safer practices in the underground operations by introducing rock mechanics expertise and modern ground control techniques to reduce the risks inherent in the operations;

  Substantial progress has been made in improving tailings management, in on site awareness of the international guidelines in regard to tailings dams, and in introducing lower risk techniques to generally upgrade this aspect of the operations;

  Site management has ongoing focus on reducing costs and improving the efficiencies of the operations through a very thorough data collection and reporting system; and,

  The mine has embarked on extensive exploration and development works to increase the Mineral Resources/Reserves and production.

23. SIGNATURE PAGE

This report entitled "Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.", was prepared and signed by the following authors as of June 1, 2010.

signed by	signed by
" Velasquez Spring "	" Gordon Watts "

Velasquez Spring, P.Eng.	Gordon Watts, P.Eng.
Senior Geologist	Senior Associate Mineral Economist

CERTIFICATE

This Certificate Applies to and Accompany the Report titled "Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico
for Goldcorp Inc. and Mala Noche Resources Corp." dated June 1, 2010

I, Velasquez Spring, do hereby certify that:

1.	I reside at 1020 Walden Circle, Unit 17, Mississauga, Ontario, Canada, L5J 4J9.

2.	I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Applied Geology (1957), and I have practised my profession continuously since that time.

3.	I am a member of the Association of Professional Engineers Ontario (Membership Number 43927011).

4.

I am a Senior Geologist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.

I am a qualified person for the purpose of NI 43-101 with regard to epithermal mineral deposits and resource and reserve audits. I have worked as a professional engineer for over 50 years since graduation. My relevant experience for the purpose of this Technical Report is:

Visited studied and explored numerous epithermal Ag-Au deposits along the Sierra Madre Occidental while exploration manager for Texas Gulf Sulphur during 1967 and 1970;
Member of the "Exploration Guidelines and Reporting Standards Committee" precursor to NI 43-101;
Member of CSA Mining Technical Advisory and Monitoring Committee;
Prepared several National Policy 2-A, and since 2005 National Instrument 43-101 reports on epithermal Ag-Au mines/properties along the Sierra Madre Occidental; and
Visited the San Dimas mines and carried out several technical due diligence examination and geological examinations both on surface and underground during the past eight years.

6.

I visited the three mining properties on eight occasions between January 16 to 26, 2002, March 7 to 11, 2002, January 18 to 22, 2003, September 27 to October 3, 2004, January 17 to 19, 2007, January 14 and 15, 2008, January 9 to 10, 2009, and January 12 to 13, 2010.

7.	I was solely responsible for all sections of this report, except Section 20.

8.	I am independent of Goldcorp Inc. and Mala Noche Resources Corp., applying the definition of independence set out in Section 1.4 of NI 43-101.

9.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Goldcorp Inc., and Mala Noche Resources Corp., or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Goldcorp Inc., and Mala Noche Resources Corp., or any associated or affiliated companies.

11.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Goldcorp Inc., and Mala Noche Resources Corp., or any associated or affiliated companies.

12.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by
" Velasquez Spring "

Velasquez Spring, P.Eng., B.A.Sc.
June 1, 2010

CERTIFICATE

This Certificate Applies to Accompany the Report titled " Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico
for Goldcorp Inc. and Mala Noche Resources Corp." dated June 1, 2010

I, Gordon Watts, do hereby certify that:

1.	I reside at 347 Berkeley Street, Toronto, Ontario, Canada, M5A 2X6.

2.	I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Mining Engineering (1966), and I have practised my profession continuously since 1970.

3.	I am a member of the Association of Professional Engineers Ontario (Membership Number 49149016).

4.

I am a Senior Associate Mineral Economist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I am a qualified person for the purpose of NI 43-101. I have worked as a professional engineer for over 40 years since graduation. My relevant experience for the purpose of this Technical Report is:

The preparation of over 250 financial models during the past 28 years;
Skilled in tax modelling, risk analysis and Monte Carlo simulations;
Constructed numerous mining cash flows models for mining consulting companies e.g. Watts, Griffis and McOuat; Scott Wilson Roscoe Postle Associate; ACA Howe; MPH; Derry Michener Booth and Wahl; and
Prepared reports on mineral properties throughout Canada, the United States of America and internationally.

6.	I visited the mining properties during April 15 and 16, 2010.

7.	I was solely responsible for Section 20 of this report.

8.	I am independent of Goldcorp Inc. and Mala Noche Resources Corp., applying the definition of independence set out in Section 1.4 of NI 43-101.

9.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Goldcorp Inc., and Mala Noche Resources Corp., or any associated or affiliated entities.

10.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Goldcorp Inc., and Mala Noche Resources Corp., or any associated or affiliated companies.

11.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Goldcorp Inc., and Mala Noche Resources Corp., or any associated or affiliated companies.

12.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by
" Gordon Watts "

Gordon Watts, B.A.Sc., P.Eng.
June 1, 2010

REFERENCES

Minas Luismin S.A. de C.V.

Jan. 2002	Data Room Index (selected items were reviewed by WGM from the following sections:
Section 5 Reserves and Resources, p. 18.
Sections 6.0 to 6.5 Operative Mines: Tayoltita, Santa Rita, San Antonio, San Martin and La Guitarra, pp. 19 to 50.
Section 7 Exploration Projects, pp. 35 to 50.

Society of Economic Geologists

2001	Geology of the Santa Rita Ag-Au Deposit, San Dimas District Durango, Mexico. SP8, pp. 39 to 58.

SRK Consulting

2002	Environmental Due Diligence Review of Active Mining Units Owned and Operated by Minas Luismin S.A. de C.V.

Watts, Griffis and McOuat Limited

2009	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2009 for Goldcorp Inc.

2008	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2008 for Goldcorp Inc.

2007	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2007 for Goldcorp Inc.

2006	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2006 for Silver Wheaton Corp.

2004	An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio as of December 31, 2004 for Silver Wheaton Corp.

2002	A Technical Review of the Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico for Wheaton River Minerals Ltd.

2002	Technical review letter report re: Project Armstrong, pp. 1 to 18.

Wheaton River Minerals Ltd.

2002	Trip Report by R. Gagnon.
2002	Trip Report by R.D. Bergen.
2002	Trip Report by Randy Smallwood.

APPENDIX 1:
SAN DIMAS MINE, PRETAX NET CASH FLOW CALCULATION

SAN DIMAS MINE, PRETAX NET CASH FLOW CALCULATION

	Units	Total/ Average	Year 1	Year 2	Year 3	Year 4	Year 5
PRODUCTION
Tayoltita
Proven & Probable
Ore Mined & Milled	t	612,100	116,000	121,000	77,500	160,000	137,600
Silver Grade	g/t	289	289	289	289	289	289
Gold Grade	g/t	2.93	2.93	2.93	2.93	2.93	2.93
Resources
Ore Mined & Milled	t	63,000	-	-	-	13,000	50,000
Silver Grade	g/t	306	-	-	-	306	306
Gold Grade	g/t	2.90	-	-	-	2.90	2.90
Central Block
Proven & Probable
Ore Mined & Milled	t	2,116,500	420,000	430,000	445,000	406,500	415,000
Silver Grade	g/t	371	371	371	371	371	371
Gold Grade	g/t	6.18	6.18	6.18	6.18	6.18	6.18
Santa Rita
Proven & Probable
Ore Mined & Milled	t	307,000	75,000	42,000	140,000	50,000	-
Silver Grade	g/t	312	312	312	312	312
Gold Grade	g/t	2.40	2.40	2.40	2.40	2.40
Resources
Ore Mined & Milled	t	60,000	-	-	-	15,000	45,000
Silver Grade	g/t	336	-	-	-	336	336
Gold Grade	g/t	2.30	-	-	-	2.30	2.30
El Cristo
Proven & Probable
Ore Mined & Milled	t	95,000	25,000	20,000	20,000	20,000	10,000
Silver Grade	g/t	263	263	263	263	263	263
Gold Grade	g/t	3.95	3.95	3.95	3.95	3.95	3.95
San Vicente
Proven & Probable
Ore Mined & Milled	t	34,500	12,000	20,000	2,500	-	-
Silver Grade	g/t	217	217	217	217	-	-
Gold Grade	g/t	4.44	4.44	4.44	4.44	-	-
Sinaloa Graben
Proven & Probable
Ore Mined & Milled	t	66,000	15,000	17,000	10,000	12,000	12,000
Silver Grade	g/t	374	374	374	374	374	374
Gold Grade	g/t	6.42	6.42	6.42	6.42	6.42	6.42
Tayoltita (Alto Arana)
Proven & Probable
Ore Mined & Milled	t	22,000	2,000	15,000	5,000	-	-
Silver Grade	g/t	230	230	230	230	-	-
Gold Grade	g/t	3.30	3.30	3.30	3.30	-	-
San Antonio
Resources
Ore Mined & Milled	t	53,900	-	-	-	23,500	30,400
Silver Grade	g/t	319	-	-	-	319	319
Gold Grade	g/t	4.58	-	-	-	4.58	4.58
Totals
Proven & Probable
Ore Mined & Milled		3,253,100	665,000	665,000	700,000	648,500	574,600
Silver Grade	t	344	343	341	345	343	349
Gold Grade	g/t	5.11	5.07	5.17	4.98	5.02	5.37
Resources	g/t
Ore Mined & Milled	t	176,900	-	-	-	51,500	125,400
Silver Grade	g/t	320	-	-	-	321	320
Gold Grade	g/t	3.21	-	-	-	3.49	3.09
Total Mined & Milled
Ore Mined & Milled	t	3,430,000	665,000	665,000	700,000	700,000	700,000
Silver Grade	g/t	343	343	341	345	341	344
Gold Grade	g/t	5.02	5.07	5.17	4.98	4.91	4.96
METAL PRICES
Silver
Silver Wheaton Agreement Price	US$/oz	4.17	4.07	4.12	4.17	4.22	4.27
Spot Price	US$/oz	15.00	15.00	15.00	15.00	15.00	15.00
Spot Gold Price	US$/oz	900.00	900.00	900.00	900.00	900.00	900.00

REVENUE
Silver
Silver Recovery	%	94%	94%	94%	94%	94%	94%
Silver Production	kg	1,105,815	214,252	213,330	227,263	224,520	226,450
	ozs	35,552,763	6,888,365	6,858,706	7,306,689	7,218,479	7,280,523
Silver Sold under the Silver Wheaton Agreement	ozs	27,776,381	5,194,183	5,179,353	5,403,345	5,359,240	6,640,261
Silver sold at the Spot Price	ozs	7,776,381	1,694,183	1,679,353	1,903,345	1,859,240	640,261

Revenue from Silver Wheaton Agreement	k US$	115,899	21,131	21,324	22,513	22,597	28,334
Plus: Revenue from Silver Sales on Open Market	k US$	116,646	25,413	25,190	28,550	27,889	9,604
Total Silver Revenue	k US$	232,545	46,544	46,514	51,063	50,486	37,938
Gold
Gold Recovery	%	97%	97%	97%	97%	97%	97%
Gold Production	kg	16,689	3,270	3,337	3,380	3,334	3,369
	ozs	536,569	105,129	107,271	108,656	107,205	108,307
Total Gold Revenue	k US$	482,912	94,616	96,544	97,790	96,484	97,477

Total Metal Revenue	k US$	715,457	141,160	143,058	148,853	146,970	135,415
Less: Refining Costs	k US$	7,754	1,504	1,500	1,592	1,572	1,586
Net Metal Revenue	k US$	707,702	139,657	141,558	147,261	145,398	133,829

OPERATING COSTS
Salaries & Wages	k US$	96,625	19,325	19,325	19,325	19,325	19,325
Mine Supplies	k US$	47,055	9,123	9,123	9,603	9,603	9,603
Mill & Plant Supplies & Repairs	k US$	31,639	6,134	6,134	6,457	6,457	6,457
Contract services	k US$	23,950	4,790	4,790	4,790	4,790	4,790
Fuel & Electricity	k US$	14,984	2,905	2,905	3,058	3,058	3,058
Rental Equipment	k US$	11,641	2,257	2,257	2,376	2,376	2,376
Insurance	k US$	8,150	1,630	1,630	1,630	1,630	1,630
Freight & Handling	k US$	4,364	846	846	891	891	891
Other	k US$	18,807	3,646	3,646	3,838	3,838	3,838
Total Operating Costs	k US$	257,215	50,656	50,656	51,967	51,967	51,967

Net Cash Operating Profit	k US$	450,487	89,000	90,901	95,294	93,430	81,861

Net Cash Flow to Mala Noche
Net Cash Operating Profit	k US$	450,487	89,000	90,901	95,294	93,430	81,861
Less: Capital Expenditures
Major projects	k US$	7,273	2,773	2,000	-	1,000	1,500
Sustaining	k US$	12,370	4,746	1,859	2,017	1,941	1,807
Exploration	k US$	28,567	3,272	6,312	6,690	6,388	5,904
Underground development	k US$	29,058	4,523	5,839	6,496	6,296	5,904
Total Capital Expenditures	k US$	77,268	15,314	16,010	15,204	15,625	15,115

Net Pre-Tax Cash Flow to Mala Noche	k US$	373,219	73,686	74,891	80,090	77,805	66,746
Net Present Value	k US$		2.5%	351,336		5.0%	331,590
			7.5%	313,715		10.0%	297,484